4/29/45

Follow-Up Materials

03003633

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Canadian Western Bank

*CURRENT ADDRESS: ______

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 4478   FISCAL YEAR 10-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE: 2/5/03

82-4478




AR/S
10-31-02

03 FEB -5 AM 7:21














THIS IS EXHIBIT " A " AS REFERRED
TO IN THE ENCLOSED AFFIDAVIT.

COMMISSIONER FOR OATHS IN AND
FOR THE PROVINCE OF ALBERTA

CAROL KINMOND
A Commissioner for Oaths
in and for the Province of Alberta
My Commission Expires May 11, 2003.




CANADIAN
WESTERN BANK

Annual Report, 2002

58 CONSECUTIVE PROFITABLE QUARTERS IS NO COINCIDENCE.

So what is it that gives us the edge? STRAIGHTFORWARD BUSINESS PRACTICES... STRONG LEADERSHIP... COMPETITIVE PRODUCTS? Well, those are the basics. But all that just gets you into the game. To achieve a string of 58 winning quarters, you need something extra: A not-so secret weapon... Powerful, in the way that common sense sometimes hits you out of the blue, but hardly secret... it's the people on our team, WESTERN PEOPLE - staff and clients - who GIVE US THE EDGE... the THINK WESTERN edge. Sound familiar? It's the same tune we've been singing for years... and it still rings true...

Fold Out	Five Year Financial Summary
	Highlights for 2002
	Performance Targets
1	Message to Shareholders
4	33 Ways to Think Western
25	Management's Discussion and Analysis of Operations and Financial Condition
46	Financial Statements
51	Notes to Consolidated Financial Statements
65	Corporate Governance
70	Executive Officers
72	Board of Directors and Shareholder Information
Inside Back Cover	Branch Offices

Five Year Financial Summary

($ thousands, except per share amounts)

	2002	2001	2000	1999	1998
Results of Operations (teb)[1]					
Total interest income	$ 210,904	$ 233,893	$ 210,282	$ 177,013	$ 157,966
Net interest income	91,284	85,501	73,367	61,729	55,751
Provision for credit losses	7,740	6,096	5,100	3,750	4,150
Other income	22,136	19,758	15,255	13,017	12,165
Net income before taxes	48,165	46,582	35,435	26,270	22,574
Provision for income taxes[2]	18,553	15,187	5,441	3,516	1,958
Net income from continuing operations	29,612	30,145	29,394	22,754	20,616
Net income from operations[2]	29,612	31,395	26,949	19,853	19,012
Net income	29,612	30,145	26,349	19,853	19,012
Return on common shareholders' equity[2]	11.2 %	14.0 %	15.0 %	12.8 %	14.0 %
Return on common shareholders' equity	11.2 %	13.5 %	14.7 %	12.8 %	14.0 %
Return on average total assets[2]	0.83 %	0.97 %	0.95 %	0.81 %	0.87 %
Return on average total assets	0.83 %	0.93 %	0.93 %	0.81 %	0.87 %
Per Common Share					
Average common shares outstanding (thousands)	12,629	12,001	11,134	10,153	9,421
Basic earnings per share					
Net income from continuing operations	$ 2.34	$ 2.51	$ 2.65	$ 2.24	$ 2.19
Net income from operations[2]	2.34	2.62	2.42	1.96	2.02
Net income	2.34	2.51	2.37	1.96	2.02
Diluted earnings per share[3]					
Net income from continuing operations	2.14	2.26	2.41	1.98	1.85
Net income from operations[2]	2.14	2.34	2.23	1.76	1.72
Net income	2.14	2.26	2.18	1.76	1.72
Dividends[4]	0.40	0.36	0.34	0.48	0.30
Book value	21.97	20.08	17.35	15.68	15.39
Market Price					
High	$ 29.35	$ 30.50	$ 24.00	$ 24.25	$ 27.00
Low	23.26	22.30	16.25	17.30	14.75
Close	25.75	26.27	23.00	17.60	17.15
Balance Sheet and Off-Balance Sheet Summary					
Assets	$ 3,828,162	$ 3,439,568	$ 3,059,540	$ 2,707,595	$ 2,409,632
Cash resources and securities	533,496	501,228	446,351	375,182	320,405
Loans	3,248,747	2,886,640	2,560,092	2,253,598	1,989,656
Deposits	3,429,071	3,042,307	2,727,809	2,371,075	2,059,545
Debentures	57,126	67,126	67,126	78,691	87,091
Shareholders' equity	278,087	252,262	194,595	159,550	145,268
Assets under administration	1,166,489	873,538	741,181	559,978	453,058
Capital Adequacy					
Tier 1 ratio	8.8 %	9.3 %	8.1 %	7.4 %	7.8 %
Total ratio	11.4 %	12.5 %	11.6 %	11.8 %	11.9 %
Other Information					
Net interest margin	2.60 %	2.69 %	2.64 %	2.57 %	2.58 %
Net impaired loans as a percentage of total loans	0.13 %	0.25 %	0.17 %	0.54 %	0.68 %
Efficiency ratio	50.7 %	50.0 %	54.3 %	59.8 %	60.7 %
Number of full time equivalent staff	583	548	509	555	522
Number of branches	27	27	25	24	23

(1) Most banks analyze revenue on a taxable equivalent basis ("teb") to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the Consolidated Statement of Income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The taxable equivalent basis includes an adjustment that increases interest income and the provision for income taxes by an amount that adjusts the income on the tax-exempt securities to what income would have been had it been taxed at the statutory rate. Prior to fiscal 2002, tax-exempt security income was insignificant and no taxable equivalent adjustments were made.

(2) These results exclude unusual items related to the write-down of future income tax assets as a result of future tax rate reductions which resulted in additional non-cash tax expense of $1.25 million in 2001 and $0.6 million in 2000. Management follows the banking industry practice of performing year-over-year comparisons on net income adjusted to exclude unusual items and on reported net income calculated in accordance with generally accepted accounting principles (GAAP). **Readers are cautioned that net income from operations does not have a standardized meaning under GAAP and may not be comparable to similar terms used by other companies.**

(3) Diluted earnings per share for years prior to fiscal 2002 have been restated to reflect the required implementation of the new accounting standard on Earnings per Share (treasury stock method). See Note 2 to the Consolidated Financial Statements for further details.

(4) The dividend policy was amended to be semi-annual instead of annual during the third quarter of fiscal 1999. The dividend rate for fiscal 1999 appears unusually high as it includes the last annual dividend of $0.32 per share paid in the first quarter and the first semi-annual dividend of $0.16 paid in the third quarter.



1.0
0.8
0.6
0.4
0.2
0.0
0.87 %
0.81 %
0.96 %
0.97 %
0.83 %
1998
1999
2000
2001
2002
2003
2003 Target
≥ 0.88%

Return on Assets

2002 ROA at 0.83% fell short of our target of maintaining an ROA above 0.90%.

2003 Our target is to achieve an ROA of 0.88% or higher.



0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.22 %
0.18 %
0.21 %
0.23 %
0.26 %
1998
1999
2000
2001
2002
2003
2003 Target
≤ 0.25 %

Credit Risk

2002 The provision for credit losses as a percentage of average loans was 0.26%, consistent with our goal of being 0.25% or less. Based only on net new specific provisions the ratio was 0.18%.

2003 Our target is to keep this ratio at 0.25% or less.



140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
$ 67,916
$ 74,746
$ 88,622
$ 105,259
$ 113,421
1998
1999
2000
2001
2002
2003
2003 Target
$ 127 - 130 million

Total Revenues

2002 Total revenues (teb) were $113.4 million, up almost 8% year over year which surpassed our target of 5% growth.

2003 Our target is for total revenue growth of 12-15%.



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$ 1,990
$ 2,254
$ 2,560
$ 2,883
$ 3,249
1998
1999
2000
2001
2002
2003
2003 Target
$ 3,639 million

TOTAL LOANS

2002 Total loans increased to $3,249 million or 13% year over year almost achieving our target of 14%. Total assets grew 11.3%.

2003 Our target is for total loan growth of 12%.



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$ 19,012
$ 19,853
$ 26,900
$ 30,145
$ 29,612
1998
1999
2000
2001
2002
2003
2003 Target
$ 34.1 million

NET INCOME

2002 Our target was for growth of 5%. Net income at $29.6 million decreased 2% from the record $30.1 million earned in fiscal 2001. Net income before income taxes (teb) increased 3% over fiscal 2001 compared to our target of 12%. We fell short of our targets due to the negative impact of the record low interest rate environment on our net interest margin.

2003 Our target is to grow net income by 15%.



60
50
40
30
20
10
0
60.7 %
59.8%
54.3 %
50.0 %
50.7 %
1998
1999
2000
2001
2002
2003
2003 Target
≤ 50%

EFFICIENCY RATIO

(expenses to revenues)

2002 The efficiency ratio (teb) was 50.7%, almost achieving our target of being below 50.0%. Our ratio remains significantly better than the Canadian banking industry average of 66.5%.

2003 Our targeted efficiency ratio is 50.0% or less.

Financial

- 58th consecutive profitable quarter
- double digit loan growth of 13% year over year
- net income before taxes (teb) increased 3% over last year reflecting growth offset by the challenges of record low interest rates which significantly compressed our net interest margin in the first half of the year
- effective tax rate (teb) increased to 39% from 33% last year
- net income of $29.9 million, a decrease of only 2% from our record high of $30.1 million last year
- strong credit quality with low net impaired loan formations and the lowest credit losses (based on annual charges to income statement) among Canadian banks at 0.26% of average assets compared to the industry average of approximately 1.06%
- best efficiency ratio (expenses to revenues) in the Canadian banking industry at 50.7%
- lower cost branch-generated deposits grew by 12% with an improved component of demand and notice deposits which grew 23%
- trust assets under administration increased 34% to $1.2 billion
- strong capital ratios with Tier 1 capital comprised entirely of tangible common equity
- clean balance sheet with no goodwill or intangibles recorded and no special purpose entities

Operating

- opened our 27th branch (our 5th in Edmonton) in South Edmonton Common in November 2001
- commenced plans to relocate and expand existing branches in Red Deer and Grande Prairie, Alberta to new stand alone premises with our signature Canadian Western Bank design and visibility
- our "Think Western" culture and brand of service has translated into a competitive advantage in our markets
- Canadian Western Trust appointed by Partners in Planning Financial Services Ltd. of Regina, Saskatchewan to assume trustee and back office services for a recently purchased block of self-directed accounts
- mutual fund sales extended to Manitoba and now licensed in all four western provinces
- acquired a loan portfolio from Laurentian Bank comprised of the majority of the mid-market business loan and related deposit accounts of their Vancouver Commercial Banking Centre
- served our communities through corporate donations and sponsorships and through our employees who contribute their time, expertise and funds to organizations that make a difference in their communities
- continued straightforward business practices and strong, effective corporate governance

MESSAGE TO SHAREHOLDERS

We are pleased to report your Bank delivered solid overall financial results for 2002 and we are proud to have achieved our 58th consecutive quarter of profitability. Your Bank has again achieved double digit loan growth while at the same time limiting loan losses to a quarter of the industry average and recording an industry leading efficiency ratio. We achieved near record net earnings in 2002 despite record low interest rates and a doubling of the income tax burden over the last two years from 15% to 39% (taxable equivalent basis ("teb")). Strong loan growth has translated into strong earnings growth as over the past two years the Bank's pretax earnings (teb) have increased by 36%.

Net income for the year ended October 31, 2002 was $29.6 million, a decrease of 2% from $30.1 million last year. Diluted earnings per share were $2.14 compared to $2.26 in 2001. Net income before the provision for income taxes (teb) increased 3% over 2001. This growth in before tax earnings helped to offset the increase in our effective income tax rate to approximately 39% in fiscal 2002 from 33% last year.

The rapid decline in short-term interest rates which began in the fall of 2001 and continued into fiscal 2002 had a considerable negative effect on growth in net interest income this year. Our typical expectations would be for double digit growth in net interest income year over year but growth was reduced to 7% in fiscal 2002 due to the compression of our net interest margin.

The low interest rate environment presented challenges but our 2002 results demonstrate our ability to successfully execute our business plan. WE FOCUSED ON OUR FUNDAMENTAL STRENGTHS OF MAINTAINING LOW CREDIT LOSSES, GROWING OUR CORE BUSINESS IN A COST EFFECTIVE MANNER AND DIFFERENTIATING OURSELVES WITH OUR THINK WESTERN BRAND OF SERVICE. WE ALSO CONFIRMED OUR EMPHASIS ON THE IMPORTANCE OF STRONG CORPORATE GOVERNANCE.

Low Credit Losses We have over a decade long track record of low credit losses. The charges to the income statement for loan losses have averaged 0.28% of average loans per year over the past ten years. In fiscal 2002 our loan loss provision was 0.26% which compared very favourably with the Canadian banking industry average which was approximately four times higher. Actual loan losses (excluding increases in the general allowance for credit losses) were only 0.18% of average loans in 2002 and have averaged a low 0.21% over the last ten years. Looking forward into 2003, we do not anticipate a significant change in overall credit quality in the markets we serve. Our strong credit discipline ensures we remain well prepared to deal with changes in the underlying economies that affect our customers.

Growing Our Core Business in a Cost Effective Manner We also have over a decade long record of double digit loan growth. Total loans increased 13% in fiscal 2002 and our annual growth rate over the past ten years averaged 23%. A key factor in our ability to translate asset growth into earnings growth is our low efficiency ratio, which is a measure of what it costs to generate each dollar of revenue. At 50.7%, our ratio continues to be the best in the Canadian banking industry.

In the fourth quarter of 2002 total loans grew 5%, a strong indicator of how our regional focus and niche strategy is being positively accepted by our customers. Our focus continues to be mid-market lending with concentrated coverage in the major population-centers in western Canada. We continue to invest our resources in the western Canadian markets we know best and to build on our experience lending to businesses we understand rather than venturing into new and unknown areas. In 2003, many of the major Canadian banks will be focused on fixing credit problems and directing their strategies towards the American market and a renewed potential for bank mergers. We believe their lack of focus on the domestic market will present additional growth opportunities for us in western Canada through both organic growth and acquisitions. Our strong capital position, with Tier 1 capital comprised entirely of tangible common equity, provides us with the flexibility to act proactively on opportunities as they arise.

We have the capacity to absorb more business into our existing branch infrastructure and in 2003 we will concentrate on developing and growing our existing branches with a renewed focus on retail operations. The South Edmonton Common branch which opened in November 2001 has had a very successful first year of operations. Plans are well underway to relocate and significantly expand our branches in Grande Prairie and Red Deer, Alberta into new, highly visible premises designed in our stand alone, signature Canadian Western Bank style. We expect the new premises will be ready late in 2003 and with this move the Grande Prairie branch will commence offering our full range of products and services.

Canadian Western Trust continued to expand its operations in 2002 and contributed significantly to the growth of non-interest revenues in the Bank. The trust company provides a diverse range of trust and custodial services to personal financial planners and public and private businesses. Changes in the past year have included an enhanced corporate and group trust business line, the partnering with national record keeping and pension consulting companies and increased market penetration associated with our western based locations. The trust also has developed further strategic partnerships with strong regional players such as Partners in Planning Financial Services of Regina, Saskatchewan who appointed the trust to assume trustee and back office services for a recently purchased block of self-directed accounts.

Think Western Culture A key factor to our success and what our customers tell us differentiates us from our competitors is our Think Western culture. Since the inception of the Bank in 1984 we have prided ourselves on our Think Western attitude but it was only recently that we "branded" it. It has provided a tremendous focus for our marketing activities and has renewed employees' commitment to our tradition of western hospitality and specialty service. Thinking Western is a reflection of the personality and style of our organization. It means we apply common sense to the way we do business and respond to customers and to how we set policies internally. We work as a team. We talk face to face with customers - no voice mail - and more importantly we give our clients and employees time to talk while we listen. We want to be the bank of choice for small to mid-size businesses and individual customers in western Canada who want high-touch, personal service. Our track record of strong, steady, profitable growth is proof that providing personalized service to customers is a cost-effective way of growing your business.

Your Bank is successful because it sticks to a time proven business plan. Throughout the year our people did a tremendous job of continuing to do what we do best in providing friendly, practical and common sense service to our customers. Thinking Western challenges each of us to do what's "right" for our customer.

CORPORATE GOVERNANCE High profile corporate failures and malfeasance dominated the business news during the last year and raised concerns over the accuracy of published financial information. Canadian Western Bank has in place a strong system of internal controls and a diligent and consistent financial reporting process. Since the inception of the Bank, the Audit Committee and the Board of Directors have reviewed quarterly and annual results prior to their public release and the shareholders' auditors have been closely involved in the financial reporting process with the Audit Committee in their oversight governance role.

Strong and effective corporate governance has always been a priority for us and in fact we believe it is essential to the long-term success of the Bank. Our corporate governance policies are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value. The Chairman of the Board is independent of management and three of our committees, the Audit Committee, the Corporate Governance & Human Resources Committee, and the Conduct Review Committee, are comprised entirely of independent directors. Indeed, our CEO is the only inside director on the Board. The Board adapts the corporate governance policies to meet changing needs and circumstances with the goal of maintaining high standards and promoting ongoing improvement in Board effectiveness.

As announced in our third quarter report, the Bank will commence the recognition of compensation expense for stock options granted after October 31, 2002 as encouraged by the new Canadian accounting standard (see pages 29 to 30 of Management's Discussion and Analysis for further analysis of the impact of this change).

OUTLOOK Looking into 2003, our objective is to translate our ongoing focus on cost efficiency, successful risk management and a targeted portfolio mix into growth in earnings of at least 15%. Our 2003 performance targets will motivate us to ensure our customers and shareholders are provided with the services and value they have come to expect from your Bank.

We would like to thank all of our employees for their dedication and extra efforts this year and our customers for choosing to bank with us. We trust our shareholders are pleased with the success of our business plan. We are very optimistic about the future and we look forward to reporting to you in 2003 - our 20th anniversary year.

Jack C. Donald
Chairman

Larry M. Pollock
President and Chief Executive Officer

AND ALL OF THEM WORK FOR YOU.

With the results we continue to produce year after year, it's clear: We're at the top of our game, with the BEST TEAM IN THE COUNTRY... not the biggest, the best. And, we're talking the very essence of team here: HONESTY AND RESPECT, skill and attitude... Our clients notice. More than that, they play a part... and we play a part on their team... We're all MOVING TOWARD SIMILAR GOALS. And... Even though it's a group effort, everyone gets their own voice. Listen to the 33 voices in the following pages and you'll see what we mean... see where PURELY WESTERN THINKING gets you.



I've probably known **Russ** for 10 years. He has a pretty good handle on the fishing industry. That gives me confidence... We're growing, even faster this year than I anticipated. But the bank has helped us keep up. For example, we recently found a property in Campbell River for one of our pick-up depots and the very next day Russ was out looking at it... couldn't ask for better service than that.

Gerard St. Jean
St. Jean's Cannery, Nanaimo
1-year CWB Commercial client


Nanaimo Branch


Trevor


Larry


Harvie




Elaine


Ray


Anita


Kelly


John

St. Jean's is a typical grassroots, west coast industry... family and fish. The company is firmly rooted in the values established by Gerard's father, hard work and dedication to quality. Gerard has added the innovation required to survive in the modern market place. St. Jean's might be the only cannery that hand packs sport-caught fish for their clients and ships fresh mushrooms around the world. I think it is important to support local industry. In Alberta that often means real estate or oil and gas. Out here it's more diverse. Just ask **Trevor.**

Russ Burke, Assistant Vice President
and Branch Manager
Nanaimo Branch, 3-year CWB employee

Even a turkey can fly in a strong wind. Most companies can prosper where the economy is real hot. But our local economy is different: smaller businesses, a lot of owner/operators... survivors... (nice people, and so down-to-earth). In the industrial financing group, we tend to have more clients and do a lot more deals over a given period than the other lending areas. The dollar value is probably similar, but it sure makes a difference in the way we do business...

Trevor Hartel, Account Manager, Industrial Lending
Nanaimo Branch, 5-year CWB employee

We like the branches to run like franchises, instead of cookie-cutter operations. So, we encourage branch staff to do the business that is prevalent in their market. (It's just common sense, but it sure works for us.) Because **Trevor** moved to Nanaimo from our Edmonton Westpoint Branch, he'd really appreciate the difference... I think he likes it out there, but it'd probably be even better if there was more hockey. He's a great athlete... I used to coach him as a kid...

Larry Pollock, President
and Chief Executive Officer, Corporate Office
Edmonton, 13-year CWB employee

When **Larry Pollock** visited our branch recently, **Trevor** set up a street hockey match in the parking lot. We had a penalty box, cheerleaders, the works. We always try to have as much fun as possible. And, it's been a great year for fun – and business – our best year for retail banking since CWB came to Nanaimo. We've been concentrating on making good connections... referrals, service groups, even my optometrist... **Dr. Myrfield's** business was seriously under-serviced until he met **Elaine.**

Marvie Scory, Manager, Personal Lending
Nanaimo Branch, 1-year CWB employee

We sell all kinds of frames and great lenses, but our product really is peace of mind... I get the same feeling myself when I think of our finances. There are four doctors on staff and all our business banking is handled by **Elaine.** Dr. Kellam and I also have our personal accounts at CWB. Elaine makes it so simple. It was never like this with our other bank...

Dr. Dave Myrfield, Optometrist, Vision Arts
Nanaimo, Ladysmith and Qualicum Beach
2-year CWB client

My husband is a dentist and knows the orthodontists who share the building with the main office of Vision Arts. Great clients; easy to get along with. And it's easy for me to go out and get great clients when I know I have a team behind me that does an excellent job of the day-to-day stuff. Our frontline is the best... like **Ray Brittain** – he's so imaginative.

Elaine Duke, Manager, Personal Banking
Nanaimo Branch, 7-year CWB employee

I get to be creative in a bank. How novel is that? One of my favourite things is setting up the weekly 'Specialty Service' meetings. We've been playing different types of games lately. It really gets people going. We're like the *Cheers* of banking... we all know your name, we all like to have fun in our own way and the relationships just evolve from there.

Ray Brittain, Sales and Service Representative
Nanaimo Branch, 1-year CWB employee

Ray's a hoot... does a great job with the 'Specialty Service' training. Laughing together really makes us feel like a team. And, it doesn't stop at our walls: I do locked-in retirement pension plans and other products only offered by our trust company, so my team also includes people at **CWT** in Vancouver. I really appreciate their efficiency...

Anita Smith, Manager, Deposit Services
and Mutual Fund Representative
Nanaimo Branch, 5-year CWB employee

When I'm here, on the 22nd floor of a Vancouver office tower, and the client – say **John Malyk** from Partners in Planning – is at the counter in Calgary Chinook branch, teamwork is critical. Branch staff need to feel they can depend on us... ask us anything. So, we do our jobs the best we can; we make ourselves accessible and we laugh. Humour is great for building rapport, it puts people at ease and gets rid of any dividing lines and geographic borders.

Kelly Chaplin, Assistant Manager
Investor Mortgages, Canadian Western Trust
Vancouver, 10-year CWT employee


Kelly

I think our fit with the Trust is so good because we have similar philosophies and cultures. There's not a lot of bureaucracy. We're both headquartered in the west and our mission is to find solutions for investors. We have the same idea about one-on-one communications, and we like to have fun... Plus they've got Qtrade (online trading), and no other trust company offers that. There is great value in the relationship and I only see it evolving in interesting new ways.

John Malyk, Managing Partner
Partners in Planning Financial Services Ltd.
Calgary, 3-year CWT client

13 Consecutive Years of Double Digit Loan Growth

That doesn't happen by accident. For that kind of success you need a plan. CWB has a plan. A proven, sound business plan for strong, steady and profitable growth. It works. That's why we stick with it. CONSISTENCY IS THE KEY. In performance, execution and strategy.

The results? Over a decade of consistent growth, 58 consecutive profitable quarters... that's a record you can bank on! At CWB, our consistent approach has earned us the BEST EFFICIENCY RATIO in the Canadian banking industry. Our effective risk management is evidenced by strong credit quality and one of the lowest loan loss ratios among Canadian banks.

Not ones to sit on our laurels... we continue to focus on our PLANNED, EFFICIENT GROWTH STRATEGIES and on mitigating risk. We continue to expand our services within our targeted niche and broaden our lending reach in western Canada.

Size does matter. And we use our size to our advantage. While the 'big' Canadian banks are focused on U.S. expansion and global-sized mergers as well as recovering from large loan losses incurred in the telecom and energy supply sectors, we are quite content to follow our path of BALANCED AND RESPONSIBLE GROWTH by focusing on markets we know and understand. You don't have to be 'big' to be a big success.

When it comes to exploring opportunities, OUR APPROACH IS STRAIGHTFORWARD. They have to fit into our plan and our comfort zone. Our strong capital base affords us the luxury to select our opportunities and the flexibility to choose how big and how fast to grow.

Offering both corporate and wealth management products, our trust arm, Canadian Western Trust ("CWT") is the FASTEST GROWING INTERMEDIARY TRUST COMPANY and custodian located in western Canada. Large enough to earn respect on the national stage. Small enough to fit comfortably into otherwise under-served niches. CWB and CWT share the same reputation for leadership and commitment to personal service... that's the western way!



Eastern-based banks tend to operate like big bureaucracies. But Canadian Western Bank is run more like a business... a small, local business where everyone knows me when I bring in the deposit, or take out a mortgage... the service is the most amazing thing. When we needed a mortgage and financing for the construction of our new building, the application went in at 3 pm on Tuesday and it was approved by Wednesday afternoon. I's dotted T's crossed. Everything in place....

Bob Brews, President
R.L. Brews Ltd., Calgary
5.5-year CWB Commercial client


H03G
H03F

Calgary Chinook Branch


Marion

Jillian

Jay

Les

Brian

Monique

Al

Mike

Scott

Customer service is not all business. Besides, chatting with someone like **Bob Brews** can be the highlight of your day. Ask anyone in the branch...

Shannon Markwart, Sales and Service Representative
Calgary Chinook Branch, 3-year CWB employee

I've been with CWB almost two years, after many years at another bank. I like it here because I enjoy interacting with clients... and I get to do a lot of that. I know talking to people might seem time-consuming, but 90 percent of the time everything gets done by closing time. That's important because I also need time for my grandchildren. I was telling **Jillian** about them this morning...

Marion Markovina, Sales and Service Representative
Calgary Chinook Branch, 2-year CWB employee

Marion's a great friend. We share our work days, lunches, stories about our kids... She's like family. That's the way it is with Team Chinook. And, if we had a bright, squeaky-clean young son or nephew, it would be **Jay**. We rib him about girlfriends, hair colour... everything. But he easily holds his own, and even though he's a Manager now in Commercial Lending, he's still always willing to lend a hand anytime we need it on the frontline.

Jillian Czernick, Administrative Assistant
and Sales and Service Representative,
Calgary Chinook Branch, 6-year CWB employee

It saves time if you're always honest... a sign of integrity, helps build trust... Must be why I like doing business with **Les Willems**... He's well known because he's so likeable and does such a great job... Not a numbers guy, but a very sharp commercial developer and businessman... Finds people he can trust to fill in the areas outside of his scope of expertise...

Jay Campbell, Manager, Commercial Banking
Calgary Chinook Branch, 6-year CWB employee

I consider myself a basic guy. I know the 'physical' side of development, but for financing I rely on my people. **Jay** is like a part of my team. He looks after us. **Al** too; we have quite a history together. In fact, I first met Al when I was building his branch (Chinook Branch) Great location... McLeod Trail and Glenmore... really what I would call the heart of Calgary.

Les Willems, General Manager
Spacemakers, Calgary
4-year CWB client

Our relationship with **Les** is typical for us. There is a good atmosphere in this branch... and our reputation as team players has only improved since **Monique** got here. We needed someone like her and she started pitching in as soon as she arrived. She's a good leader... patient... treats people the way she wants to be treated. That goes for clients too...

Brian Sutherland, Senior Manager
Commercial Banking
Calgary Chinook Branch, 5-year CWB employee

My best referrals come from the commercial lenders... I recently went with **Brian** to Priddis Greens. He did the loan for the golf course, while I helped them open business accounts, got to know them a bit and took a look around the place. It was cool seeing where they were going to build. Made me feel like part of it... With **Al** as branch manager there's a lot of opportunities like that... **Bob Brews** calls Al 'a banker with imagination.'

Monique Winniski, Manager, Retail Banking
Calgary Chinook Branch, 12-year CWB employee

Find out what people are good at and get them doing it... That's what happened with **Monique**, that's what we've tried to do with everyone here... Fits well with the bank's policy of niche marketing... which we know a bit about, since we have our own commercial lending department and we were the original home of the industrial financing group in Calgary... before they moved to Foothills Branch in southeast Calgary. **Michael**, formerly of Team Chinook, is now serving his industrial clients at Foothills...

Al Steingart, Assistant Vice President
and Branch Manager
Calgary Chinook Branch, 6-year CWB employee

I've always been impressed with **Al's** 'marketing' technique for new business – basically, building relationships... Seems there's often an opportunity when you start with an honest relationship. For example: We met Scott Kiser in 1996, when he was a VP at Southward Energy, a customer CWB inherited from our North West Trust acquisition. The relationship began there, and over the years, Scott and his companies, (the Caliber Group), have become one of our most successful clients.

Michael Docherty, Assistant Vice President
and Manager, Industrial Centre
Calgary Foothills Branch, 12-year CWB employee

I first talked to CWB in '97 about financing for Caliber. I knew **Michael** and I knew they were specialists in industrial equipment financing. It was a perfect fit because we run these coil tubing units... like a glorified service rig unit that expedites performance: does a two-day job in a few hours. We rolled the first truck down the road in '98 and haven't looked back... CWB is bar none the best bank for this type of financing...

Scott Kiser, President
Caliber Industries Ltd., Calgary
5-year CWB Industrial client


Mike

4 WESTERN PROVINCES

It's good to have focus. Focus defines your actions. Focus gives you direction. Focus leads to success. Our focus is on the West. CWB is the largest Schedule I chartered bank with headquarters and principal operations in western Canada. WESTERNERS SERVING WESTERNERS.

We're western to the core... and at CWB, our core business is providing FULL-SERVICE COMMERCIAL AND PERSONAL BANKING to western Canadians. It's really that simple. Provide a rapidly growing market segment with a bank they can call their own.

Our lending is in market segments we know and understand. Mid-market businesses who fit perfectly into our niche. Agile, savvy western businesses who know what it takes to survive and flourish. We know what works for our customers, and we work hard at doing just that. Call it western hospitality or just call it exceptional service. Either way, we make a point of EXCEEDING SERVICE EXPECTATIONS on every level.

We're focused. We deliberately keep our commercial lending to four areas... real estate, commercial, energy and industrial financing and leasing. While we may be a big company, OUR APPROACH IS VERY PERSONAL. We make the majority of lending decisions at the local level... because nobody understands the local economic climate and attitude better than the qualified professionals who live and work there.

We believe in playing to our strengths. CWB customers enjoy a solid suite of retail products at very COMPETITIVE RATES... personal banking, loans, mortgages, telephone and Internet banking, investment products and mutual funds. And CWT offers self-directed registered accounts and investment loan services, geared towards independent financial advisors and mortgage brokers, as well as corporate and group trust services.

We are in business to serve our customers' needs, not the other way around. We keep that our TOP OF MIND priority, and continue to be an attractive alternative to other financial institutions.



In land development you need a banker who says 'we want your business,' a banker who knows how to play on the team with landscapers, fencers and roofers... so they can be full-fledged stakeholders. CWB holds up its end of the bargain better than any bank I've known. And I like the fact that **Larry Pollock** is a regular guy... lets his record speak for itself... makes him a cut above his peers...

David McDougall, President
MLC Land Company Inc., Edmonton
3-year CWB Real Estate client


Edmonton Main Branch


Don


Gary

Marion

Avery

Laura

Janis

Marcia

Elexis

David McDougall is relentless in his pursuit of value. And, he possesses the rare ability to locate communities so that everybody benefits... A truly exceptional residential land developer... Exactly the type of client we look for: someone with a clear - FEASIBLE - vision. Everyone on the team is good at spotting a visionary. (It just comes naturally with western-style business). And there are hundreds of examples on our books. **Don Metz** is a visionary we spotted in the mid-90s...

Les Shore, Senior Assistant Vice President
and Branch Manger
Edmonton Main Branch, 1-year CWB employee

In '94 I bought out my partner and I needed $1 million in equipment to secure a multi-million dollar NHL Club deal. I was fed up with my bank. So when CWB took an interest in our business, offering innovative financing to accommodate our crazy sales cycles - I was immediately on board. **Derek** manages all our banking now. The guy has such a grasp of our business. It's like he has the vision to see our vision.

Don Metz, President and CEO
Aquila Productions Ltd., Edmonton
7-year CWB client

Go to an Oilers' hockey game. **Don** orchestrates every bit of Oilers video that comes out of Skyreach Centre. Everything on the screen is produced by Aquila. They are growing like the bank... and we're lending them the operating capital that makes it possible. Last year they were bought by Insight Sports Ltd., which is part owner of the NHL Network. So we've helped them with expansions, equipment financing... Don has a clear vision that's easy to support...

Derek Calfas, Senior Manager
Commercial Banking
Edmonton Main Branch, 3-year CWB employee

CWB is a local bank. **Derek** exemplifies this with his clients. That means being *knowledgeable, active and responsive* in the community and knowing the business issues our clients face daily. We are fortunate to be associated with the best *real estate developers in Western Canada* and **David McDougall**, the MLC Group team, along with MLC investors are a great example. They make the banking relationship successful. Financing Alberta real estate development can be somewhat demanding and the process only works with effective support. **Marian** combines a client focus, a Think Western attitude and the skill to get the job done...

Gary Comber, Assistant Vice President
Real Estate Lending
Edmonton Main Branch, 5-year CWB employee

I moved upstairs four months ago - to real estate from retail banking - I still help out customers (with details of their loans), but now my main clients are the lenders in real estate. Great to work with... especially **Gary**. Unbelievably smart. I've already learned tons from him. He helped me settle in... Just like when I started on the frontline: **Avery** was there alone with me that first morning. She just smiled, welcomed me, and showed me everything.

Marian Curry, Loan Administrator
Real Estate Lending
Edmonton Main Branch, 1-year CWB employee

Sometimes a smile is all you need... or maybe a chat. Stu, one of my clients, always has a story or joke for me. He tells me about his boat in Victoria. He loves it ... 'looks so beautiful in the pictures. I know his voice so well now, I'm comfortable giving him balances over the phone. You meet the coolest people on the frontline. Just ask **Laura**. We have a blast.

Avery Roberts, Sales and Service Representative
Edmonton Main Branch, 2-year CWB employee

Clients wait to see **Avery**. She loves talking to them. She knows so much about their lives. And she gets to see all the customers' new babies. People really like her; I do too. We've become friends. This is a great atmosphere for making friends. **Tanis** (our boss) has a lot to do with it. She makes it fun here. She can take a practical joke, but she's learned to lock her door... And, just for the record, I know nothing about the air freshener incident...

Laura Ingram, Sales and Service Representative
Edmonton Main Branch, 3-year CWB employee

At Edmonton Main, the frontline is a great place to be because... well, you know what rapport sounds like? It's laughter and talking. And getting the banking done: opening accounts, selling GICs and RSPs, completing transactions, double checking the figures... Low stress/very high productivity. That's my team, all 18 (complete with the occasional misplaced air freshener). The laughter really keeps us together. Actually, **Marcia** and I have had a couple of good giggles lately, since we've been working together a fair bit.

Tanis Poshtar, Manager, Sales and Service
Edmonton Main Branch, 2-year CWB employee

Tanis and I have been working on a few projects recently focusing on seniors. We try to provide an environment that's easy for them to do in-branch banking. I believe seniors appreciate our sit-down banking area. It's just one way we show that we care... But it certainly doesn't stop there. We all have causes and charities that are close to our hearts. Recently, a bunch of us volunteered to sell raffle tickets at Fashion With Compassion (an annual fundraiser to support patients with breast cancer and their families who stay at **Compassion House**).

Marcia Browton, Assistant Manager
Sales and Service
Edmonton Main Branch, 3-year CWB employee

CWB has been with us since this house was just a dream. **Larry Pollock** counselled us on how to get the house up and running and was a key member of the Capital Campaign Committee. The bank not only helped as a major donor, but several of their employees even came down to volunteer their time at Fashion With Compassion (our annual fundraiser)... so warm and giving... They set the standard and others have come forward since. So now thousands of northern Alberta women will have the benefit of our resources and be welcome to stay here during treatment for breast cancer.

Elexis Schloss, President
Compassion House, Edmonton
1-year CWB client


Marcia

27 BRANCHES, NO CALL CENTRES OR VOICEMAIL

CWB is people. We are accessible. You don't get that from an impersonal recording on the end of a line. That's why you won't find voicemail or call centres here. Just person-to-person, face-to-face, one-on-one communication. THAT'S WESTERN HOSPITALITY. That's CWB.

WE'RE OUT TO BE THE BEST rather than the biggest. We emphasize the 'personal' in personal banking. You'll find our SERVICE IS ALWAYS FAST AND FRIENDLY... and there are no line-ups. Thinking Western sets us apart. It's as simple as treating people as you would wish to be treated. RESPECT PLAYS A BIG PART in everything we do. Respect for our fellow employees and our customers. We're in the business of building meaningful relationships... they are, by far, our most valuable investments.

Small town or big city... community means a great deal in the West. At CWB, we go beyond the walls of our branches. WE'RE INVOLVED IN THE COMMUNITY... because we live there, too. Our employees support the community in many ways and on many levels. They sit on boards, volunteer for charitable events and fundraisers, give blood, coach sports teams, and more. There's a strong sense of DOING FOR OTHERS. CWB and its people donate hundreds of hours and thousands of dollars to local projects every year. And the momentum is building.

Along with our commitment to our customers and to the community, we are COMMITTED TO THE FUTURE. CWB recently made a major 10-year pledge to the University of Alberta for an aboriginal student scholarship in the School of Business. This is but one example of funding for scholarships we provide at western Canadian post-secondary institutions. It doesn't stop there, we support a variety of worthwhile causes, from caregiving to the arts. Our corporate culture is a reflection of our people... good people, caring people, western people.

25 Management's Discussion and Analysis of Operations and Financial Condition

25 Overview of 2002
26 Quarterly Information
27 Net Interest Income
28 Other Income
28 Non-interest Expenses
30 Taxes
31 Loans
32 Deposits
33 Capital Funds and Adequacy
35 Risk Management
- 35 Overview
- 35 Credit Risk Management
- 39 Liquidity Risk
- 41 Market Risk
- 44 Operational Risk

45 Derivative Financial Instruments
45 Trust Assets Under Administration

46 Financial Statements

46 Management's Report
47 Auditors' Report
48 Consolidated Balance Sheet
49 Consolidated Statement of Income
49 Consolidated Statement of Changes in Shareholders' Equity
50 Consolidated Statement of Cash Flow
51 Notes to Consolidated Financial Statements

65 Corporate Governance

65 Introduction
65 The Board and Board Committees
66 Audit Committee
67 Conduct Review Committee
67 Corporate Governance & Human Resources Committee
68 Loans Committee
69 Other Areas of Consideration
69 Conclusion

Key Performance Indicators
($ thousands, except per share amounts)

	2002	2001	2002/2001 Increase (decrease)	% Change
Net income before provision for income taxes (teb)(1)	$ 48,165	$ 46,582	$ 1,583	3 %
Provision for income taxes (teb), excluding unusual item	$ 18,553	$ 15,187	$ 3,366	22 %
Net income from operations	$ 29,612	$ 31,395	$ (1,783)	(6)%
Income tax expense from income tax rate changes	$ 0	$ 1,250	$ (1,250)	(100)%
Net income	$ 29,612	$ 30,145	$ (533)	(2)%
Earnings per share				
Basic	$ 2.34	$ 2.51	$ (0.17)	(7)%
Diluted	$ 2.14	$ 2.26	$ (0.12)	(5)%
Provision for credit losses as a percentage of average loans	0.26%	0.23%	0.03%	
Efficiency ratio(2) (expenses to revenues) (teb)	50.7%	50.0%	0.7%	
Return on common shareholders' equity	11.2%	13.5%	(2.3)%	
Return on average total assets	0.83%	0.93%	(0.10)%	

(1) See page 26 for a discussion of teb.
(2) A decrease in the ratio reflects improved efficiency.

OVERVIEW OF 2002

The Bank recorded solid overall financial results for 2002. Double digit loan growth was achieved. Credit quality was strong and loan losses were a quarter of the industry average. The efficiency ratio at 50.7% remained the best in the Canadian banking industry.

Total assets increased by over 11% from one year ago to reach $3,828 million. Loans increased by $362 million, or 13%. Credit quality remained very strong. The provision for credit losses as a percentage of average loans was 0.26% in 2002 and has averaged 0.22% over the last five years. The total capital adequacy ratio at October 31, 2002 was 11.4% (2001 - 12.5%) with a Tier 1 component of 8.8% (2001 - 9.3%).

Net income before provision for income taxes (teb) for the year ended October 31, 2002 was $48.2 million, an increase of 3% from $46.6 million reported in 2001. The provision for income taxes (teb) increased to $18.6 million compared to $15.2 million last year, excluding the adjustment for rate changes. The effective annual income tax rate increased to approximately 39% from 33% last year as the remaining unclaimed tax deductions were largely diminished during 2001.

Reported net income for fiscal 2002 was $29.61 million, down only 2% from the record $30.15 million earned last year, despite a significant compression of net interest margin in the first half of the year and the increased tax rate. The related diluted earnings per share were $2.14 in 2002 compared to $2.26 a year ago. Return on shareholders' equity and return on assets were 11.2% and 0.83% respectively compared to 13.5% and 0.93% last year.

In evaluating the Bank's performance, management reviews reported net income (i.e. as reported in the Consolidated Statement of Income on page 49) as well as net income from operations which is adjusted to exclude unusual items. Unusual items that may include non-cash items are viewed by management as transactions that are not part of the core business operations or which are somehow unusual in nature. A comparison of earnings at this level provides a more meaningful year-over-year comparison. There were no unusual items in fiscal 2002. Net income from operations in 2001 excludes non-cash tax expense of $1.25 million related to the write-down of future income tax assets due to future federal and provincial tax rate reductions. Readers are cautioned that net income from operations does not have a standardized meaning under generally accepted accounting principles and may not be comparable to similar terms used by other companies.

Net income from operations for the year ended October 31, 2002 was $29.61 million, a decrease of 6% from $31.40 million in 2001. Diluted earnings per share based on net income from operations were $2.14 compared to $2.34 last year. Return on shareholders' equity and return on assets were 11.2% and 0.83% for 2002 compared to 14.0% and 0.97% respectively for 2001.

Quarterly Information

($ thousands, except per share amounts)

	2002				2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Results of operations (teb)[1]								
- Reported								
Net interest income	$ 24,534	$ 24,079	$ 20,677	$ 21,994	$ 22,295	$ 21,563	$ 20,487	$ 21,156
Total revenues	29,869	29,834	25,809	27,908	27,686	26,805	25,185	25,583
Net income before provision for income taxes	12,728	13,251	9,807	12,379	12,718	12,119	10,547	11,198
Provision for income taxes	5,001	5,187	3,382	4,983	4,412	3,885	3,464	4,676
Net income	7,727	8,064	6,425	7,396	8,306	8,234	7,083	6,522
Return on common shareholders' equity	11.2%	12.0%	10.1%	11.5%	13.3%	13.6%	13.8%	13.1%
Return on average total assets	0.82%	0.89%	0.76%	0.85%	0.97%	1.00%	0.91%	0.84%
Earnings per common share								
Basic	$ 0.61	$ 0.64	$ 0.51	$ 0.59	$ 0.66	$ 0.66	$ 0.61	$ 0.58
Diluted	0.56	0.58	0.47	0.53	0.60	0.59	0.54	0.52
Efficiency ratio	50.9%	49.1%	54.5%	48.7%	48.6%	49.1%	52.1%	50.3%
Results of operations (teb)								
- Excluding unusual items[2] (see explanation below)								
Net interest income	$ 24,534	$ 24,079	$ 20,677	$ 21,994	$ 22,295	$ 21,563	$ 20,487	$ 21,156
Total revenues	29,869	29,834	25,809	27,908	27,686	26,805	25,185	25,583
Net income before provision for income taxes	12,728	13,251	9,807	12,379	12,718	12,119	10,547	11,198
Provision for income taxes	5,001	5,187	3,382	4,983	4,412	3,635	3,464	3,676
Net income	7,727	8,064	6,425	7,396	8,306	8,484	7,083	7,522
Return on common shareholders' equity	11.2%	12.0%	10.1%	11.5%	13.2%	13.9%	13.6%	15.1%
Return on average total assets	0.82%	0.89%	0.76%	0.85%	0.97%	1.03%	0.91%	0.97%
Earnings per common share								
Basic	$ 0.61	$ 0.64	$ 0.51	$ 0.59	$ 0.66	$ 0.68	$ 0.61	$ 0.67
Diluted	0.56	0.58	0.47	0.53	0.60	0.61	0.54	0.59
Efficiency ratio	50.9%	49.1%	54.5%	48.7%	48.6%	49.1%	52.1%	50.3%

(1) Most banks analyze revenue on a taxable equivalent basis ("teb") to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the Consolidated Statement of Income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The taxable equivalent basis includes an adjustment that increases interest income and the provision for income taxes by an amount that adjusts the income on the tax-exempt securities to what income would have been had it been taxed at the statutory rate. Prior to fiscal 2002, tax-exempt security income was insignificant and no taxable equivalent adjustments were made.

(2) Excludes non-cash income tax expense relating to the write-down of future income tax assets as a result of future tax rate reductions which is considered an unusual item. There were no unusual items in fiscal 2002. In fiscal 2001 there was unusual tax expense of $1,000 in the first quarter and $250 in the third quarter. Results are presented on this basis in order to provide a more meaningful comparison between periods.

Net Interest Income

Table 1 - Net Interest Income (teb)
($ thousands)

	2002				2001			
	Average Balance	Mix	Interest	Interest Rate	Average Balance	Mix	Interest	Interest Rate
Assets								
Securities and deposits with regulated financial institutions[1]	$ 436,589	13%	$ 16,907	3.87%	$ 440,558	14%	$ 23,225	5.27%
Loans								
Securities purchased under resale agreements	49,647	2	1,193	2.40	37,781	1	1,719	4.55
Residential mortgages	572,446	16	34,907	6.10	518,713	16	36,992	7.13
Other loans	2,398,029	68	157,897	6.58	2,127,070	67	171,957	8.08
Total loans	3,020,122	86	193,997	6.42	2,683,564	84	210,668	7.85
Total interest bearing assets	3,456,711	99	210,904	6.10	3,124,122	98	233,893	7.49
Other assets	48,571	1	-	0.00	51,483	2	-	0.00
Total Assets	$ 3,505,282	100%	$ 210,904	6.01%	$ 3,175,605	100%	$ 233,893	7.36%
Liabilities								
Deposits								
Demand	$ 83,715	2%	$ -	0.00%	$ 59,261	2%	$ -	0.00%
Notice	370,021	11	3,522	0.95	294,030	9	8,722	2.97
Fixed term	2,655,316	76	112,391	4.23	2,455,504	78	135,682	5.53
Total deposits	3,109,052	89	115,913	3.73	2,808,795	89	144,404	5.14
Other liabilities	68,923	2	-	0.00	74,071	2	-	0.00
Debentures	62,959	2	3,707	5.89	67,126	2	3,988	5.94
Shareholders' equity	264,348	7	-	0.00	225,613	7	-	0.00
Total Liabilities	$ 3,505,282	100%	$ 119,620	3.41%	$ 3,175,605	100%	$ 148,392	4.67%
Total Assets/ Net Interest Income	$ 3,505,282		$ 91,284	2.60%	$ 3,175,605		$ 85,501	2.69%

(1) Includes teb adjustment of $2.5 million (2001 - nil). See page 26 for a discussion of the taxable equivalent basis.

Net interest income is the difference between interest and dividends earned on assets and interest expensed on deposits and other liabilities, including debentures. Net interest spread, or margin, is net interest income as a percentage of average total assets.

In 2002, net interest income increased by $5.8 million, or 7%, primarily due to:

- an increase of $333 million (11%) in average interest bearing assets; offset by
- a decrease in net interest spread to 2.60% from 2.69%.

The decrease in net interest spread in 2002 is due to the negative effect of the record low interest rate environment on the portfolio. In particular, the rapid decline in short-term rates compressed net interest margin in the first half of 2002. Average prime for the year decreased from 6.55% to 4.15% and prime fell from 5.75% to 3.75% over a four month period and then recovered to 4.50% due to rate increases in April, June and July 2002.

The Bank has a positive interest rate gap which tends to lead to a decrease in net interest income when market interest rates fall since assets reprice earlier than liabilities. Some of the impact from the decreased margin this year was offset by the realization of security gains which are included in other income. The resulting reinvestment in the securities portfolio along with the low interest rates contributed to the reduction in the yield on the portfolio to 3.87% from 5.27% last year. Another factor contributing to the net interest margin compression was the fact that the cost of funding prime-based loans (which customers demonstrated greater preference for due to record low rates) did not decrease proportionately to the drop in prime. This was because the cost of notice and demand deposits reached an interest rate floor and there was greater reliance on more costly short-term funding for growth in prime-based loans.

Increases in short-term interest rates in the latter half of the year resulted in a recovery in the margins due to the positive gap and because the cost of demand and notice accounts did not rise as quickly as the yield on floating rate assets.

In 2003 it is expected that net interest spread for the year will be comparable to the last half of 2002 with the expectation for a slight rise in the prime rate in the second half of the year. As discussed in the Interest Rate Risk section, the portfolio continues to have a positive gap with maturing assets exceeding maturing liabilities during the one year time frame. If short-term market rates increase this would have a positive impact on spreads.

Other Income

Table 2 - Other Income
($ thousands)

			2002/2001 Increase (decrease)	
	2002	2001	$	%
Credit related	$ 11,050	$ 10,262	$ 788	8 %
Retail services	3,944	3,397	547	16
Trust services	3,206	2,252	954	42
Gains on security sales, net	2,385	2,328	57	2
Foreign exchange	1,279	1,156	123	11
Other[1]	272	363	(91)	(25)
Total Other Income	$ 22,136	$ 19,758	$ 2,378	12 %

(1) Other includes gains/losses on equipment disposals and other miscellaneous non-interest revenues.

Other income, which includes all revenues not classified as net interest income, was $22.1 million, an increase of $2.4 million or 12% over 2001. As shown in Table 2, all categories of other income grew in 2002. Notable changes include:

- an increase of $1.3 million in credit and retail fees due to loan and deposit growth and increased activity; and
- increased trust services fees in Canadian Western Trust ("CWT") due to continued growth (15%) in the number of self-directed RRSP (registered retirement savings plan) and RRIF (registered retirement income fund) accounts and an increased offering of products available.

Other income as a percentage of total revenue (net interest income and other income) was 20% in 2002, up from 19% in 2001. Gains in the fixed income securities portfolio arose from the reductions in market interest rates and their realization helped ease the impact on profitability from the compression in net interest margin.

In 2003 total other income is expected to show broad-based growth, with the exception of security gains, with a continued focus on increasing other income as a percentage of total revenue.

Non-Interest Expenses

Non-interest expenses increased 9% to $57.5 million in 2002. The increase is primarily due to:

- salaries from an increase in full time staff complement to accommodate growth;
- employee benefits due to increased group plan and provincial health premiums as well as the increase in staff complement; and
- premises expenses related to new branch initiatives completed late in fiscal 2001.

The efficiency ratio increased slightly to 50.7% from 50.0% in 2001 as revenue growth of 8% did not keep pace with expense growth of 9% due to the compression in net interest margin which slowed revenue growth. However, the efficiency ratio continues to compare very positively to the other Canadian Schedule I banks which averaged 66.5% in fiscal 2002. Non-interest expenses as a percentage of average assets was 1.64% in 2002, consistent with 1.66% in 2001.

Table 3 - Non-interest Expenses and Efficiency Ratio
($ thousands)

	2002	2001	2002/2001 Increase (decrease) $	2002/2001 Increase (decrease) %
Salaries and Employee Benefits				
Salaries	$ 29,147	$ 26,073	$ 3,074	12%
Employee benefits	5,438	4,396	1,042	24
Total	34,585	30,469	4,116	14
Premises				
Rent	4,765	4,415	350	8
Depreciation	1,064	968	96	10
Other	1,319	972	347	36
Total	7,148	6,355	793	12
Equipment and Furniture				
Depreciation	2,046	2,118	(72)	(3)
Other	1,635	1,611	24	1
Total	3,681	3,729	(48)	(1)
General				
Professional fees and services	1,954	1,738	216	12
Capital and business taxes	1,691	2,032	(341)	(17)
Marketing and business development	1,539	1,521	18	1
Postage and stationery	1,440	1,288	152	12
Banking charges	1,059	990	69	7
Regulatory costs	923	1,047	(124)	(12)
Travel	792	839	(47)	(6)
Communications	557	497	60	12
Other	2,146	2,076	70	3
Total	12,101	12,028	73	1
Total Non-interest Expenses	$ 57,515	$ 52,581	$ 4,934	9%
Efficiency Ratio				
Net interest income (teb)	$ 91,284	$ 85,501	$ 5,783	7%
Other income	22,136	19,758	2,378	12
Total revenues	$ 113,420	$ 105,259	$ 8,161	8%
Efficiency ratio (expenses as a percentage of total revenues)	50.7%	50.0%		

Expectations for 2003 are that:

- the full time staff complement will increase by approximately 8% to accommodate growth in volumes and new branch initiatives; and
- increases in other non-interest expenses will be primarily attributable to volume increases from growth.

Capital expenditures of $5.5 million are budgeted for 2003 and will be funded from general operating revenues. At year end there were specific commitments of $442,000 for these capital expenditures.

Stock-Based Compensation

Effective for options granted on or after November 1, 2002, the Bank will adopt the provisions of Section 3870 of the Canadian Institute of Chartered Accountants Handbook "Stock-based Compensation and Other Stock Based Payments". The Bank has chosen to account for stock-based compensation using the fair value method which recognizes the fair value of the compensation cost in the financial statements.



60
50
40
30
20
10
0
60.7 %
59.8 %
54.3 %
50.0 %
50.7 %
1998
1999
2000
2001
2002

Efficiency Ratio[1] (expenses to revenues)

(1) A decrease in the ratio reflects improved efficiency.

If the Bank had adopted the fair value method of accounting for stock options granted during fiscal 2002, results would have been affected as follows:

	As Reported	Pro forma[1]
Net income	$ 29,612	$ 29,225
Earnings per share		
Basic	$ 2.34	$ 2.31
Diluted	$ 2.14	$ 2.11

(1) Compensation expense under the fair value method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future amounts.

In determining the pro forma disclosures above, the fair value of options granted was estimated on the date of grant using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.8%, (ii) expected option life of 3.5 years, (iii) expected volatility of 23%, and (iv) expected dividends of 1.5%. The estimated fair value of each option granted was $5.43.

The actual amount of compensation expense recorded in 2003 will depend on the specifics of the actual options granted in 2003 and the variables at the time of the grant(s).

TAXES

The provision for income taxes (teb) was $18.6 million in 2002, up from $16.4 million (which included tax expense of $1.3 million from future income tax rate changes) in the prior year. The Bank is now fully taxable although the benefit from previously unrecognized tax deductions discussed below was realized in 2002.

During the year confirmation was received that prior year tax refilings were successful (which effectively increased unclaimed deductions for those prior years by approximately $5 million) and the effective annual tax rate for 2002 reflects this benefit. Income taxes otherwise payable by the Bank for the year ended October 31, 2001 were partially eliminated by utilizing approximately $15.7 million of unclaimed deductions and tax loss carryforwards. This benefit was partially offset by a charge of $1.3 million relating to future income tax rate reductions. At October 31, 2002, there were no unclaimed deductions available to reduce future years' income for tax purposes. Capital losses of $11.8 million (2001 - $11.8 million) are available to apply against future capital gains and have no expiry date. The tax benefit of these capital losses has not been recognized. For the year ended October 31, 2002 the effective tax rate (teb) was approximately 39% compared to 33% (excluding tax expense from future tax rate changes) in 2001. This rate is expected to remain in the 38 - 40% range in 2003.

Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities and their values for tax purposes. The Bank's significant future income tax asset relates primarily to the general allowance for credit losses. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. There were no rate reductions enacted in 2002. Income tax expense for 2001 includes $1.3 million relating to federal and provincial income tax rate reductions enacted during that year.

Table 4 - Capital Taxes
($ thousands)

	Capital Tax Rate	Capital Allocation	2002	2001	2002/2001 Increase (decrease) $	%
British Columbia	1.00%	40%	$ 1,151	$ 1,008	$ 143	14 %
Alberta	0.00%[1]	52%	-	539	(539)	(100)
Saskatchewan	0.70%	5%	105	92	13	14
Manitoba	3.00%	3%	271	239	32	13
Total Capital Taxes			$ 1,527	$ 1,878	$ (351)	(19)%

(1) Alberta's capital tax was eliminated on April 1, 2001; prior to that date the rate was 0.70%.

Capital taxes for 2002 totalled $1.5 million compared to $1.9 million in 2001. The decrease is attributable to:

- the first full year with no capital tax in Alberta; offset by
- taxes exigible on increased capital due to retention of earnings.

The goods and services tax (GST) carries with it a significant cost to the Bank, as it does to all financial institutions, to the extent that GST paid is not recoverable through increased service charges, increased loan costs or reduced deposit rates. This cost is incurred because the majority of the Bank's activities, except leasing and trust services, are exempt under GST legislation and thus GST cannot be charged and collected from customers as occurs in the majority of Canadian businesses. As a result, the ability to recover the GST paid on most purchased goods and services is lost.

LOANS

Table 5 - Outstanding Loans by Type and by Provincial Location of Branch
($ millions)

October 31, 2002	British Columbia	Alberta	Saskatchewan	Manitoba	Total[1]	Composition Percentage
Loans to Individuals						
Residential mortgages[2]	$ 321	$ 219	$ 52	$ 13	$ 605	18 %
Other	42	61	14	2	119	4
Total	363	280	66	15	724	22
Loans to Businesses[3]						
Securities purchased under resale agreements	-	66	-	-	66	2
Commercial	331	491	16	46	884	27
Construction and real estate[4]	386	445	27	60	918	28
Industrial	189	301	21	11	522	16
Energy	-	164	-	-	164	5
Total	906	1,467	64	117	2,554	78
Total Loans	$ 1,269	$ 1,747	$ 130	$ 132	$ 3,278	100 %
Composition Percentage	39%	53%	4%	4%	100%	

October 31, 2001	British Columbia	Alberta	Saskatchewan	Manitoba	Total[1]	Composition Percentage
Loans to Individuals						
Residential mortgages[2]	$ 303	$ 184	$ 56	$ 13	$ 556	19 %
Other	37	53	13	3	106	4
Total	340	237	69	16	662	23
Loans to Businesses[3]						
Securities purchased under resale agreements	-	75	-	-	75	3
Commercial	310	392	20	32	754	26
Construction and real estate[4]	363	322	25	49	759	26
Industrial	184	295	18	12	509	17
Energy	-	154	-	-	154	5
Total	857	1,238	63	93	2,251	77
Total Loans	$ 1,197	$ 1,475	$ 132	$ 109	$ 2,913	100 %
Composition Percentage	41%	51%	4%	4%	100%	

(1) This table does not include an allocation of the allowance for credit losses and deferred revenue and premiums.

(2) Includes single and multi-unit residential mortgages.

(3) Corporate loans (described on page 32) are included in Loans to Businesses based on the security of the specific loan and the nature of the borrower's business.

(4) Includes commercial term mortgages and project (interim) mortgages.

Loans, as reported on the consolidated balance sheet, totalled $3,249 million at the end of 2002 compared to $2,887 million at the end of 2001, an increase of 13%. Highlights of the year-over-year changes are:

Portfolio

- construction and real estate loans increased $159 million (21%) and represent 28% of the portfolio versus 26% a year earlier;
- commercial loans increased $130 million (17%) and comprise 27% of the portfolio compared to 26% one year ago; and
- loans to individuals represent 22% of the total portfolio, compared to 23% in 2001.

Loan growth for the year came primarily from organic growth as well as a portfolio of $14 million in mid-market business loans which was acquired from Laurentian Bank of Canada's Vancouver Commercial Banking Centre.

Since 1999 the Bank has developed a portfolio of loans, identified internally as corporate loans, through participation in selected syndications, the majority of which have been structured and led by the major Canadian banks. This initiative has afforded the opportunity to participate in larger, investment grade credits as well as providing a degree of geographic diversification. At October 31, 2002 the corporate loan portfolio totalled $141 million (2001 - $103 million).



Corporate Loans
Commercial
Energy
Industrial
Personal
Securities Purchased Under Resale Agreements
Real Estate Project Mortgages
Multi-Unit Residential Mortgages
Real Estate Term Mortgages
5 %
23 %
4 %
16 %
12 %
2 %
11 %
5 %
22 %

Loans by Portfolio

Location

- loan growth of $293 million (17%) in the prairie provinces (primarily in Alberta);
- loans held at Alberta branches increased to 53% of the total portfolio at October 31, 2002 from 51% at October 31, 2001 due primarily to strong economic growth in the province; and
- there was a corresponding decrease in the British Columbia loan portfolio from 41% to 39%.

Consistent and strong loan growth of 13% is expected in 2003. The Bank continually analyzes external factors which may impact western Canada and the environments in which the Bank's customers operate. One factor that is currently being monitored is the potential impact of the possible implementation of the Kyoto accord, which should become more clear in 2003.

DEPOSITS

Table 6 - Deposits
($ thousands)

	2002		2001	
	Amount	% of Total	Amount	% of Total
Canadian Currency				
Personal chequing and savings	$ 169,737	5%	$ 147,770	5%
Business demand and savings	368,764	11	290,542	10
Fixed term:				
Under $ 100,000	1,787,391	52	1,592,122	52
$100,000 and over	555,276	16	470,242	15
Registered retirement products	523,534	15	518,075	17
Total	3,404,702	99	3,018,751	99
Foreign Currency (Canadian equivalent)	24,369	1	23,556	1
Total Deposits	$ 3,429,071	100%	$ 3,042,307	100%

Growth of 13% in deposits was achieved this year. Lower cost business and personal deposits grew faster than total deposits and these deposits now account for 16% of total deposits compared to 15% last year. The focus on increasing lower cost deposits will continue to be an ongoing priority. Branch generated deposits grew by 12% this year and account for over one-half of total deposits.

The source of deposits has remained consistent year over year and is broken down as follows:

- branches - 53%
- deposit agents - 45%
- wholesale - 2%

CWT deposits are included in the foregoing numbers. The trust's growth in low cost notice deposits (primarily cash balances held in self-directed accounts and corporate trust deposits) which totaled $89 million at October 31, 2002 (2001 - $70 million) has contributed to the improved mix of these deposits for the Bank.

Branch generated deposits are generally considered to be more stable and the Bank will continue to focus on achieving further growth in this area. Agent deposits are slightly more expensive because a commission is paid, but this added cost is countered by a reduced need for a more extensive branch network.


Branches
Agent
Wholesale
3,500
3,000
2,500
2,000
1,500
1,000
500
0
958
1,007
95
1,108
1,176
87
1,345
72
1,627
58
1,822
54
1998
1999
2000
2001
2002

Deposits by Source ($ millions)

Capital Funds and Adequacy

Table 7 - Capital Structure and Regulatory Ratios at Year End
($ thousands)

	2002	2001	2002/2001 Increase (decrease)
Tier 1 Capital			
Retained earnings	$ 132,884	$ 108,320	$ 24,564
Common shares	145,203	143,942	1,261
Total	278,087	252,262	25,825
Tier 2 Capital			
General allowance for credit losses (Tier A)(1)	23,797	21,454	2,343
Subordinated debentures (Tier B)	57,126	67,126	(10,000)
Total	80,923	88,580	(7,657)
Total Regulatory Capital	$ 359,010	$ 340,842	$ 18,168
Regulatory Capital to Risk-weighted Assets			
Tier 1 capital	8.8%	9.3%	(0.5)%
Tier 2 capital	2.6%	3.2%	(0.6)%
Total Regulatory Capital Adequacy Ratio	11.4%	12.5%	(1.1)%
Assets to Regulatory Capital Multiple(2)	10.9	10.3	0.6

(1) Banks are allowed to include their general allowance for credit losses up to a prescribed percentage of risk-weighted assets in Tier 2A capital. The Bank has been granted an inclusion rate to a maximum of 0.875% of risk-weighted assets. At October 31, 2002, the Bank's general allowance represents 0.76% (2001 - 0.79%) of risk-weighted assets.

(2) Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less goodwill divided by total regulatory capital.

Table 8 - Risk-weighted Assets
($ thousands)

	2002 Balance	2002 Risk-weighted Balance	2001 Balance	2001 Risk-weighted Balance
Balance Sheet Assets				
Cash resources	$ 187,877	$ 37,190	$ 232,808	$ 46,173
Securities	345,619	83,871	268,420	33,657
Loans	3,248,747	2,938,787	2,886,640	2,561,083
Other assets	45,919	43,207	51,700	51,057
Total	$ 3,828,162	3,103,055	$3,439,568	2,691,970
Credit Instruments(1) (contract amounts)				
Guarantees and standby letters of credit	$ 57,478	42,290	$ 44,006	32,178
Commitments to extend credit(2)	-	-	-	-
Total	$ 57,478	42,290	$ 44,006	32,178
Derivative Financial Instruments(3) (notional amounts)				
Interest rate contracts	$ 707,000	1,812	$ 372,000	1,650
Foreign exchange contracts	836	4	-	-
Equity contracts	14,225	272	9,005	189
Total	$ 722,061	2,088	$ 381,005	1,839
Total Risk-weighted Assets		$ 3,147,433		$ 2,725,987

(1) See Note 13 to the Consolidated Financial Statements for further details.
(2) Greater than one year only.
(3) See Note 17 to the Consolidated Financial Statements for further details.

The Office of the Superintendent of Financial Institutions ("OSFI") requires banks to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets including off-balance sheet commitments. Based on the deemed credit risk of each type of asset a weighting of 0% to 100% is assigned. Published regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, in order to be considered well capitalized, OSFI has stated that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. In the Bank, Tier 1 capital is comprised entirely of common shareholders' equity and Tier 2 capital includes subordinated debentures (to the regulatory maximum amount of 50% of Tier 1 capital) and an inclusion of the general allowance for credit losses at a prescribed inclusion rate based on risk-weighted assets. OSFI has authorized the inclusion of the general allowance in Tier 2A capital to a maximum of 87.5 basis points of risk-weighted assets.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and which take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, to protect customer deposits and to provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, while providing a satisfactory return on equity for shareholders.

At October 31, 2002 the total capital adequacy ratio was 11.4% (2001 - 12.5%) of which 8.8% (2001 - 9.3%) was Tier 1 capital. Total regulatory capital increased $18.2 million over 2001 as a result of:

- earnings, net of dividends, of $24.6 million;
- share capital of $1.3 million issued upon the exercise of employee stock options;
- an increase of $2.3 million in the general allowance for credit losses; offset by
- the redemption of two conventional debentures ($10.0 million).

Subordinated debentures include both convertible ($54.0 million) and conventional ($3.1 million) debentures. The terms of the conventional debenture were renegotiated during the year and the amended debenture will reach its five year anniversary date during fiscal 2007. At the anniversary date, if the debenture is not redeemed by the Bank or renegotiated, the interest rate will change from fixed to floating and the debenture will commence straightline amortization for capital adequacy purposes over the final five year term to maturity. During 2002, two conventional debentures were redeemed at their face value plus accrued interest. Note 9 to the Consolidated Financial Statements provides more information on the terms of the debentures.

In each of January and July 2002, semi-annual dividends of $0.20 per share were paid.

The Bank has share option plans that are provided as an incentive to officers and employees who are in a position to materially impact the longer term financial success of the Bank as measured by share price appreciation and dividend yield. Note 10 to the Consolidated Financial Statements details the number of shares under option outstanding, the weighted average exercise price and the amounts exercisable at year-end.

Risk Management

Overview

Effective risk management is central to the ability to remain financially sound and profitable and includes identifying, assessing, managing and monitoring all forms of risk. The Bank is exposed to several categories of risk including: strategic, reputation, credit, liquidity, structural (asset/liability), market, fiduciary and operational.

Senior management is responsible for establishing the framework for identifying risks and developing appropriate risk management policies and frameworks. The Board of Directors, either directly or through its committees, reviews and approves the key policies, and implements specific reporting procedures to enable them to monitor ongoing compliance over significant risk areas. At least annually a report on risks and risk management policies is presented to the Board and/or Board committees for review and assessment.

The Loans Committee of the Board, which maintains a close working relationship with the credit risk management group, is responsible for:

- the review and approval of credit risk management policies;
- loans in excess of delegated limits;
- the review and monitoring of impaired and other less than satisfactory loans; and
- the recommendation of the adequacy of the allowance for credit losses to the Audit Committee.

The Asset Liability Committee ("ALCO") provides the management oversight related to risks other than credit risk. ALCO is a management committee chaired by an Executive Vice President with the President and Chief Executive Officer ("CEO") and other senior executives as members and is responsible for:

- ensuring that risks other than credit risk are identified and assessed and appropriate policies are in place and effective;
- the establishment and maintenance of policies and programs for liquidity management and control, funding sources, investments, foreign exchange risk, interest rate risk and derivatives; and
- regular meetings to review compliance and discuss strategy respecting management of risks.

Asset liability management policies are approved and reviewed at least annually by the Board with quarterly status reporting provided to the Board.

The Operations Committee meets regularly and is made up of supervisory and management personnel from all areas of operations and is chaired by a member of senior management. This committee is responsible for developing appropriate policies and procedures, including internal controls, respecting day-to-day, routine operations.

The internal audit department performs inspections in all areas of the Bank, including CWT, and reports the results directly to senior management, the CEO and the Audit Committee.

Credit Risk Management

Credit risk is the risk that a financial loss will be incurred due to the failure of a counterparty to discharge its contractual commitment or obligation to the Bank. This risk can relate to balance sheet assets, such as loans, as well as off-balance sheet assets such as guarantees and letters of credit. To diversify the risk, the exposure to a single borrower or associated borrowers is limited to an amount not exceeding 10% of regulatory capital.

The Bank employs and is committed to a number of important principles to manage credit exposures which include:

- a Loans Committee of the Board whose duties include approval of lending policies, establishment of lending limits for the Bank, the delegation of lending limits and the review of larger credits as well as quarterly reports prepared by management on watch list loans, impaired loans, the adequacy of the allowance for credit losses, environmental risk and diversification of the portfolio;
- delegated lending authorities which are clearly communicated to personnel engaged in the credit granting process, a defined approval process for loans in excess of those limits and the review of larger credits by a senior management group prior to recommendation to the Loans Committee of the Board;

- credit policies, guidelines and directives which are communicated to all branches and officers whose activities and responsibilities include credit granting and risk assessment;
- appointment of personnel engaged in credit granting who are qualified, experienced bankers;
- a standardized credit risk rating classification established for all credits and reviewed not less than annually;
- annual reviews of individual credit facilities (excepting consumer loans and single-unit residential mortgages);
- quarterly review of risk diversification by geographic area, industry sector and product measured against assigned portfolio limits;
- pricing of credits commensurate with risk to ensure appropriate compensation;
- management of growth within quality objectives;
- early recognition of problem accounts and immediate implementation of steps to protect the safety of Bank funds;
- independent reviews of credit valuation, risk classification and credit management procedures by the internal audit group which includes reporting the results to senior management, the CEO and the Audit Committee;
- detailed quarterly reviews of accounts rated less than satisfactory including establishment of an action plan for each account; and
- completion of a watch list report recording accounts with evidence of weakness, an impaired loan report covering loans which show impairment to the point where a loss is possible.

Environmental Risk

The operations of the Bank do not have a material effect on the environment. However, a risk of default may occur if a borrower is unable to repay loans due to environmental clean up costs. The Bank may become directly liable for clean up costs when it is deemed to have taken control or ownership of a contaminated property. Risk assessment criteria and procedures are in place to manage environmental risks and these are communicated to lending personnel. Reports on environmental inspections and findings are reviewed by senior management and reported upon quarterly to the Board.

Portfolio Quality

The Bank's strategy is to maintain a quality portfolio. Efforts are directed towards achieving a wide diversification, engaging experienced personnel who provide a hands on approach in credit granting, account management and quick action when problems develop. The lending focus is primarily directed to small and medium-sized businesses and to individuals with operations conducted in the four western provinces. Relationship banking and "know your customers" are important tenets of account management. An appropriate financial return on the level of risk is fundamental. Over the past several years the Bank has also participated in larger investment grade credits (corporate loans) through participation in selected syndications, which are generally led by the major Canadian banks. In addition to being able to lend to larger companies, this initiative has also provided a degree of geographic diversification.

Impaired Loans

Gross impaired loans decreased $0.4 million in 2002, a 1.1% decrease. As shown in Table 9 gross impaired loans total $35.1 million and represent 1.08% (2001-1.23%) of total outstanding loans.

Table 9 - Change in Gross Impaired Loans
($ thousands)

	2002	2001	2002/2001 Increase (decrease)
Gross impaired loans, beginning of year	$ 35,480	$ 31,097	$ 4,383
Net additions	4,832	9,002	(4,170)
Write-offs	(5,235)	(4,619)	(616)
Total	$ 35,077	$ 35,480	$ (403)
Gross Impaired Loans as a Percentage of Total Loans	1.08%	1.23%	(0.15)%

Impaired loans net of the allowance for credit losses have decreased over the past year and represent 0.13% of net loans outstanding, compared to 0.25% in 2001.

Going forward in 2003, the general trends within the portfolio are not expected to experience a material adverse change. Impaired loans will continue to be monitored closely to provide early identification of any possible adverse trends.

Table 10 shows the year over year change to the allocation of the allowance for credit losses to specific provisions by category of impaired loans and to the general allowance for credit risk.


0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.68%
0.54%
0.17%
0.25%
0.13%
1998
1999
2000
2001
2002
Net Impaired Loans as a Percentage of Net Loans Outstanding

Table 10 – Allowance for Credit Losses
($ thousands)

	2001 Ending Balance	Write-offs, net of Recoveries[1]	Provision for Credit Losses	2002 Ending Balance
Specific Provisions				
Consumer and personal	$ 443	$ 486	$ 324	$ 281
Real estate	2,533	1,572	388	1,349
Industrial	1,816	1,798	2,093	2,111
Other	2,113	1,237	2,591	3,467
General Allowance	21,453	-	2,344	23,797
Total	$ 28,358	$ 5,093	$ 7,740	$ 31,005

(1) Recoveries in 2002 totalled $142 (2001 - $19).

Allowance For Credit Losses

The allowance for credit losses consists of $7.2 million in specific provisions and $23.8 million in the general allowance for credit risk with the latter now representing 0.73% of gross outstandings and 0.76% of risk-weighted assets. This compares favourably with the Bank's five year loan loss average of 0.22% (ten year average - 0.28%) which is based on the annual charges to the income statement. The five year loan loss average based only on net new specific provisions (i.e. excluding the annual increase or decrease in the general allowance for credit risk) is 0.18% (ten year average - 0.21%). The allowance as a percentage of gross impaired loans (coverage ratio) has improved to 88.4% (2001 - 79.9%). The general allowance is available to cover credit losses inherent in the portfolio which are not currently identifiable on an account by account basis. An assessment of the adequacy of the general allowance is conducted quarterly and measured against the five and ten year loan loss average. In addition, a method of applying a progressive (increasing with higher risk) loss ratio range against groups of loans of a common risk rating is utilized to test the general allowance adequacy. The general allowance would be expected to increase in strong economic times and decrease in weaker economic times as provisions are allocated to specific credits.

Policies and methodology governing the management of the general allowance are in place. During fiscal 2002 an expanded system to risk rate loans was introduced to increase the number of risk ratings from six to twelve levels and to provide additional criteria to establish the ratings. The introduction of the new risk ratings was the start of an ongoing developmental process to better identify the risks within the loan portfolio and thus enhance the evaluation of the adequacy of the general allowance. Early results from the expanded risk rating system have met expectations. Development of further methodology to support the testing of the adequacy of the general allowance will continue during fiscal 2003. A significant change to the level of the general allowance is not anticipated based on this expanded methodology, assuming no material change in the portfolio's credit quality.

Provision for Credit Losses

For the year ended October 31, 2002, the provision for credit losses represented 0.26% of average loans. The provision for credit losses remains consistent with the five year average of 0.22%, reflecting the strong credit quality of the portfolio. The industry trend for loan losses was much higher this year. The Bank has no material exposure outside Canada or in the telecommunications, high-tech or power generation sectors.



100
80
60
40
20
0
48.7 %
68.1 %
86.4 %
79.9 %
88.4 %
1998
1999
2000
2001
2002

Allowance for Credit Losses as a Percentage of Gross Impaired Loans

Diversification of Portfolio

Total Advances Based on Location of Borrower (also see Table 5)

The following table illustrates the diversification in lending operations by industry sector.

Table 11 - Total Advances Based on Industry Sector

(%) October 31	2002	2001
Real estate operations	25%	20%
Construction	18	21
Consumer loans and residential mortgages(1)	12	14
Transportation and storage	8	8
Oil and gas (production)	5	6
Hotel/motel	5	5
Manufacturing	4	4
Finance and insurance	4	3
Oil and gas (service)	4	3
Other services	3	3
Logging/forestry	3	3
Wholesale trade	2	2
Retail trade	2	2
Other	5	6
Total	100%	100%

(1) Residential mortgages in this table include only single-family properties.

(2) The Bank does not engage in direct lending to the agricultural sector.


Alberta
British Columbia
Saskatchewan
Manitoba
Other
38 %
50 %
5 %
4 %
3 %

Geographical Distribution of Loans


0.28
0.24
0.20
0.16
0.12
0.08
0.04
0.00
0.22 %
0.18 %
0.21 %
0.23 %
0.26 %
1998
1999
2000
2001
2002

Provision for Credit Losses as a Percentage of Average Loans Outstanding (5 year average 0.22%; 10 year average 0.28%)

Management of the loan portfolio includes the strategy of focusing on areas of demonstrated lending expertise and avoiding high concentrations in one geographic area or industry sector. The Bank's portfolio is well diversified with a mix of corporate and personal business. Industrial lending units are set up within branches or as stand alone operations, while oil and gas production lending is conducted by specialists in the Calgary market. In addition to these areas, the Bank also has real estate divisions established in the major centres in which it operates.

Liquidity Risk

Liquidity risk is the risk that the Bank will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from lending, deposit taking, investing and other activities. Effective liquidity management ensures that adequate cash is available to honour all cash outflow obligations. Maintenance of a prudent liquidity base also provides flexibility to fund loan growth and to react to other market opportunities.

The Bank's liquidity policy includes:

- measurement and forecast of cash flows;
- maintenance of a pool of high quality liquid assets;
- a stable base of core deposits from retail and commercial customers;
- limits on single deposits and sources of deposits;
- diversification of funding sources; and
- an approved contingency plan.

Key features of liquidity management are:

- daily monitoring of expected cash inflows and outflows and tracking and forecasting the liquidity position, including the flows from off-balance sheet items, on a forward four month rolling basis;
- consideration of the term structure of assets and liabilities, with emphasis on deposit maturities, as well as expected loan fundings and other commitments to provide funds when determining required levels of liquidity; and
- separate management of the liquidity position of the Bank and CWT to ensure compliance with related party and other regulatory tests.

A schedule outlining the consolidated securities portfolio at October 31, 2002 is provided in Note 3 to the Consolidated Financial Statements. A conservative policy is maintained in this area with:

- nearly all investments limited to high quality debt securities and short-term money market instruments to meet objectives of liquidity management and to provide an appropriate return;
- specific investment criteria and procedures for purposes of management of the securities portfolio;
- regular review, monitoring and approval by ALCO of policies regarding these investments and annual review and approval by the Board of Directors; and
- quarterly reporting to the Board of Directors on the securities portfolio.

Table 12 - Liquid Assets
($ thousands)

	2002	2001	2002/2001 Increase (decrease)
Cash	$ 1,928	$ 1,945	$ (17)
Deposits with regulated financial institutions	132,038	190,978	(58,940)
Cheques in transit	53,911	39,885	14,026
Total Cash Resources	187,877	232,808	(44,931)
Securities purchased under resale agreements	66,431	75,000	(8,569)
Government of Canada treasury bills	44,418	25,743	18,675
Government of Canada and provincial bonds term to maturity 1 year or less	123,775	58,548	65,227
Government of Canada and provincial bonds term to maturity over 1 year	94,610	151,292	(56,682)
Other marketable securities	81,300	31,490	49,810
Total Securities Purchased Under Resale Agreements and Marketable Securities	410,534	342,073	68,461
Total Liquid Assets	$ 598,411	$ 574,881	$ 23,530
Total Assets	$ 3,828,162	$ 3,439,568	$ 388,594
Liquid assets as a percentage of total assets	15.6%	16.7%	(1.1)%
Total Deposit Liabilities	$ 3,429,071	$ 3,042,307	$ 386,764
Liquid assets as a percentage of total deposit liabilities	17.5%	18.9%	(1.4)%

As shown in Table 12, liquid assets comprised of cash, interbank deposits, items in transit, securities purchased under resale agreements and marketable securities, totalled $598 million at October 31, 2002, an increase of $24 million from October 31, 2001. Liquid assets represented 15.6% (2001 - 16.7%) of total assets and 17.5% (2001 - 18.9%) of total deposit liabilities at that date.

Highlights of the composition of liquid assets at October 31, 2002 follow:

- maturities within one year total 79% (2001 - 71%) of liquid assets or $473 million (2001 - $407 million);
- Government of Canada and provincial debt securities made up 44% (2001 - 41%) of liquid assets;
- deposits with regulated financial institutions including Bankers' Acceptances were 22% (2001 - 33%) of liquid assets; and
- marketable securities now comprise 14% (2001 - 5%) of liquid assets and have increased in response to the interest rate environment and the beneficial tax treatment of dividends on preferred shares.

Included in liquid assets are securities purchased under resale agreements. These are short-term advances, typically no more than a few days in duration, to securities dealers and require the dealer to repurchase the securities comprised of treasury bills or other high quality liquid securities.

Short-term uncommitted facilities have been arranged with a number of financial institutions. The expansion of such facilities will continue to be pursued as an additional liquidity safeguard. The government insured/guaranteed mortgage and loan portfolios also represent a potential source of liquidity.

The primary source of new funding is the issuance of deposit instruments. A summary of the deposits by maturity is presented in Tables 13 and 14.

Table 13 - Deposit Maturities Within One Year
($ millions)

October 31, 2002	Within 1 Month	1 to 3 Months	3 Months to 1 Year	Cumulative Within 1 Year
Demand deposits	$ 116	$ -	$ -	$ 116
Notice deposits	438	-	-	438
Deposits payable on a fixed date	414	274	991	1,679
Total	$ 968	$ 274	$ 991	$ 2,233
October 31, 2001 Total	$ 925	$ 202	$ 832	$ 1,959

Table 14 - Total Deposit Maturities
($ millions)

October 31, 2002	Within 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	Total
Demand deposits	$ 116	$ -	$ -	$ -	$ -	$ 116
Notice deposits	438	-	-	-		438
Deposits payable on a fixed date	1,679	551	286	228	131	2,875
Total	$ 2,233	$ 551	$ 286	$ 228	$ 131	$ 3,429
October 31, 2001 Total	$ 1,959	$ 402	$ 339	$ 156	$ 186	$ 3,042

A breakdown of deposits by source is provided under the heading Deposits. Target limits by source have been established as part of the overall liquidity policy and are monitored to ensure an acceptable level of diversification in sources of funding is maintained. The Bank continues to aggressively pursue deposits through its branch network as a core funding source. However, the total dollar value of agent-generated deposits will likely continue to increase even though the goal is to decrease funding from this source as a percentage of total deposit liabilities. CWT raises new deposits mainly through notice accounts comprised primarily of cash balances held in self-directed accounts and corporate trust deposits and through the Bank's branch network. At October 31, 2002, the trust's notice account balances totalled $89.0 million (2001 - $70.0 million) and $64.5 million (2001 - $50.0 million) of CWT deposits had been raised via the Bank's branch network.

Market Risk

Market risk is the impact on earnings resulting from changes in financial market variables such as interest rates and foreign exchange rates. Market risk arises when making loans, taking deposits and making investments. The Bank itself does not undertake trading activities and, therefore, does not have risks related to such activities as market making, arbitrage or proprietary trading. The Bank's material market risks are confined to interest rates and foreign exchange as discussed below.

Interest Rate Risk

Interest rate risk or sensitivity can be defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. This risk and potential variability in earnings arises primarily when cash flows associated with interest sensitive assets and liabilities have different repricing dates. The differentials, or interest rate gaps, arise as a result of the financial intermediation process and reflect differences in term preferences on the part of borrowers and depositors.

A positive interest rate gap exists when interest sensitive assets exceed interest sensitive liabilities for a specific maturity or repricing period. A positive gap will result in an increase in net interest income when market interest rates rise since assets are repricing earlier than liabilities. The opposite impact will occur when market interest rates fall.

To manage interest rate risk arising as a result of the financial intermediation process, ALCO establishes policy guidelines for interest rate gap positions and meets regularly to monitor the Bank's position and decide future strategy. The objective is to manage the interest rate risk within prudent guidelines. Interest rate risk policies are approved and reviewed at least annually by the Board of Directors with quarterly reporting provided to the Board as to the gap position.

Exposure to interest rate risk is controlled by managing the size of the static gap positions between interest sensitive assets and interest sensitive liabilities for future periods. Gap analysis is supplemented by computer simulation of the asset liability portfolio structure and dollar estimates of net interest income sensitivity for periods of up to one year. The interest rate gap is measured at least monthly.

Table 15 shows the consolidated gap position at October 31, 2002 for selected time intervals. Comparative summary figures are given at October 31, 2001. Figures in brackets represent an excess of liabilities over assets or a negative gap position.

Table 15 - Asset Liability Gap Positions
($ millions)

October 31, 2002	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total
Assets								
Cash resources	$ 23	$ 49	$ 55	$ 127	$ -	$ -	$ 61	$ 188
Securities	12	47	161	220	112	13	1	346
Loans	1,697	146	446	2,289	979	10	(29)	3,249
Other assets	-	-	-	-	-	-	46	46
Off-Balance sheet swaps	10	35	405	450	271	-	-	721
Total	1,742	277	1,067	3,086	1,362	23	79	4,550
Liabilities and Equity								
Deposits	968	274	991	2,233	1,196	-	-	3,429
Other liabilities	-	-	-	-	-	-	65	65
Debentures	-	-	50	50	7	-	-	57
Shareholders' equity	-	-	-	-	-	-	278	278
Off-Balance sheet swaps	721	-	-	721	-	-	-	721
Total	1,689	274	1,041	3,004	1,203	-	343	4,550
Interest Rate Sensitive Gap	$ 53	$ 3	$ 26	$ 82	$ 159	$ 23	$ (264)	$ -
Cumulative Gap	$ 53	$ 56	$ 82	$ 82	$ 241	$ 264	$ -	$ -
Cumulative Gap as a Percentage of Total Assets	1.2%	1.2%	1.8%	1.8%	5.3%	5.8%	-	-
October 31, 2001								
Total assets	$ 1,580	$ 216	$ 665	$ 2,461	$ 1,260	$ 29	$ 71	$ 3,821
Total liabilities and equity	1,306	202	845	2,353	1,137	-	331	3,821
Interest Rate Sensitive Gap	$ 274	$ 14	$ (180)	$ 108	$ 123	$ 29	$ (260)	$ -
Cumulative Gap	$ 274	$ 288	$ 108	$ 108	$ 231	$ 260	$ -	$ -
Cumulative Gap as a Percentage of Total Assets	7.2%	7.5%	2.8%	2.8%	6.0%	6.8%	-	-

Notes:
(1) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(2) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The gap analysis in Table 15 is a static measurement of interest rate sensitive gaps at a specific time. These gaps can change significantly in a short period of time. The impact of changes in market interest rates on earnings will depend upon the magnitude and rate of change in interest rates as well as the size and maturity structure of the cumulative interest rate gap position and management of those positions over time.

During the year, the one year and under cumulative gap decreased from 2.8% to 1.8% and the one month and under gap decreased from 7.2% to 1.2%. Over the course of the year, the positive gaps for the periods under one year were reduced in order to lessen the impact of falling interest rates and the relatively steep yield curve. Gaps remained positive, however, and the Bank's asset/liability position is expected to continue such that rising interest rates would tend to increase net interest income.

Of the $1,679 million in fixed term deposit liabilities maturing within one year from October 31, 2002, approximately $1,022 million (30% of total deposit liabilities) mature by April 30, 2003. The term in which maturing deposits are retained will have an impact on the future asset liability structure and hence interest rate sensitivity. Approximately $138 million of the fixed term deposit liabilities maturing within one month are floating rate redeemable deposits with a one year contractual maturity redeemable without penalty at any time.

The effective interest rates for each class of financial asset and liability, including off-balance sheet instruments, are shown in Table 16.

Table 16 - Weighted Average Effective Interest Rates
(%)

October 31, 2002	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Total
Assets							
Cash resources	2.8%	2.7%	3.1%	2.9%	-%	-%	2.9%
Securities	2.7	4.0	4.0	3.6	5.3	6.3	4.3
Loans	5.3	4.7	4.9	5.1	6.5	7.5	6.2
Off-Balance sheet swaps	2.6	3.6	3.4	3.4	4.3	-	3.7
Total	5.4	4.7	4.9	5.1	6.5	6.8	5.6
Liabilities							
Deposits	1.7	3.8	3.8	2.9	5.0	-	3.6
Debentures	-	-	5.5	5.5	6.2	-	5.6
Off-Balance sheet swaps	2.8	-	-	2.8	-	-	2.8
Total	2.2	3.8	3.9	2.9	5.0	-	3.5
Interest Rate Sensitive Gap	3.2%	0.9%	1.0%	2.2%	1.5%	6.8%	2.1%
October 31, 2001							
Total assets	5.2%	6.1%	6.4%	5.6%	7.1%	6.6%	6.1%
Total liabilities	2.5	4.8	4.9	3.6	5.5	-	4.2
Interest Rate Sensitive Gap	2.7%	1.3%	1.5%	2.0%	1.6%	6.6%	1.9%

The estimated sensitivity of net interest income to a change in interest rates is presented in Table 17. The amounts represent the estimated change in net interest income over the time period shown resulting from a one percentage point change in interest rates. If rates increase, the effect would be an increase in net interest income while the opposite would occur if rates decrease. The estimates are based on a number of assumptions and factors, which include:

- a constant structure in the asset liability portfolio;
- interest rate changes affect interest sensitive assets and liabilities by the same amount and are applied at the appropriate repricing dates; and
- no early redemptions.

The interest sensitivity of the portfolio decreased in both absolute dollar terms and as a percentage of estimated future net interest income during the year.

Table 17 - Estimated Sensitivity of Net Interest Income
As a Result of a One Percentage Point Change in Interest Rates
($ thousands)

Period	2002	2001
90 days	$ 305	$ 678
1 year	1,842	2,353
1 year percentage change	1.8%	2.8%

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies to attract appropriate assets and liabilities as well as through the use of interest rate swaps or other appropriate hedging techniques (see discussion under Derivative Financial Instruments). Assets and liabilities having a term to maturity in excess of five years are subject to specific review and control. With the exception of the subordinated debentures, such items were not material as at October 31, 2002. The subordinated debentures are discussed in Note 9 to the Consolidated Financial Statements.

Foreign Exchange Risk

In providing financial services to its customers, the Bank has assets and liabilities denominated in U.S. dollars. At October 31, 2002, assets denominated in U.S. dollars were 0.6% (2001 - 0.7%) of total assets and U.S. dollar liabilities were 0.7% (2001 - 0.8%) of total liabilities. Currencies other than U.S. dollars are not bought or sold other than to meet specific customer needs and therefore, the Bank has virtually no exposure to currencies other than U.S. dollars.

Foreign exchange risk arises when there is a difference between assets and liabilities denominated in U.S. dollars. Policy is established setting a limit on the difference between U.S. dollar assets and liabilities. The difference is measured daily and managed by use of U.S. dollar contracts or other means. Policy respecting foreign exchange exposure is reviewed and approved at least annually by the Board of Directors, and deviations from policy are reported to the Board and ALCO.

Operational Risk

Operational risk is inherent in all business activities. It is the potential for loss as a result of external events, human error or inadequacy or failure of processes, procedures or controls. Its impact can be financial loss, loss of reputation, loss of competitive position or regulatory penalties. The Bank is exposed to operational risk from internal business activities and from activities that are outsourced. The financial measure of operational risk is actual losses incurred. No material losses occurred in 2002 or 2001.

The Bank's strategy to minimize and manage operational risk includes:

- a knowledgeable and experienced management team that is committed to the risk management policies;
- regular meetings of the Operations Committee, a management committee made up of supervisory and management personnel from all operational areas and chaired by a member of senior management, which is responsible for the development and recommendation of policies and procedures regarding day-to-day, routine operations;
- communication of the importance of effective risk management to all levels of staff through training and policy implementation;
- regular inspections for compliance and the effectiveness of procedural controls by a strong, independent internal audit team;
- centralized reporting of operating losses for risk assessment;
- implementation of policies and procedural controls appropriate to address identified risks and which include segregation of duties and built-in checks and balances;
- use of technology via automated systems with built-in controls;
- continual review and upgrade of systems and procedures; and
- updated and tested procedures and contingency plans for disaster recovery and business continuity.

In addition, the shareholders' auditors report annually on the efficiency and effectiveness of internal controls over significant risk areas and provide their report to the Audit Committee. The Bank also maintains appropriate insurance coverage through a financial institution bond policy.

Derivative Financial Instruments

More detailed information on the nature of off-balance sheet derivative financial instruments is shown in Note 17 to the Consolidated Financial Statements.

Table 18 - Derivative Financial Instruments
($ thousands)

	2002	2001
Notional Amounts		
Interest rate contracts[1]	$ 707,000	372,000
Foreign exchange contracts[2]	836	-
Equity contracts[3]	14,225	9,005
Total	$ 722,061	$ 381,005

(1) Interest rate swaps are used as hedging devices to control interest rate risk. The outstanding swaps mature between November 2002 and October 2007. The total gross positive replacement cost of interest rate swaps was $7,476 (2001 - $7,317). This market value represents an unrealized gain, or the payment the Bank would receive if these contracts were unwound and settled at that date.

(2) U.S. dollar foreign exchange contracts are used from time to time to manage the difference between U.S. dollar assets and liabilities. At October 31, 2002 there were US$0.5 million (2001 - nil) forward foreign exchange contracts outstanding which mature in November and December 2002.

(3) Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The outstanding contracts mature between March 2004 and March 2007. The total gross positive replacement cost is $223 (2001 - $225).

The use of interest rate contracts has increased in the past year in an effort to manage the Bank's short-term positive gap position and fund the floating rate loans preferred by customers. Continued use of interest rate swaps or other off-balance sheet hedging instruments is expected in the future for the purpose of asset liability structuring and management of interest rate risk. The Bank only enters into these off-balance sheet derivative financial instruments for its own account and does not act as an intermediary in this market. Transactions are entered into on the basis of industry standard contracts with approved counterparties subject to periodic and at least annual review. Policies regarding the use of off-balance sheet financial instruments are approved, reviewed, and monitored on a regular basis by ALCO and reviewed and approved by the Board of Directors at least annually.

Trust Assets Under Administration

Trust assets administered by CWT are not reflected in the Consolidated Balance Sheet (see also Note 14 to the Consolidated Financial Statments). They totalled approximately $1,166 million at October 31, 2002 (2001 - $874 million). These assets are primarily in self-directed RRSPs and RRIFs. Trust assets under administration are held in 14,674 accounts (2001 - 12,814), an increase of 15% from one year ago. Assets under administration and the related fee income are expected to increase in 2003.



15,000
12,000
9,000
6,000
3,000
0
6,847
9,007
11,468
12,814
14,674
1998
1999
2000
2001
2002

Number of Self-directed Accounts

Financial Statements

Management's Report

The consolidated financial statements of Canadian Western Bank and related financial information presented in this annual report have been prepared by management, who are responsible for the integrity, objectivity and reliability of the data presented. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles including the requirements of the Bank Act and related rules and regulations issued by the Superintendent of Financial Institutions Canada.

The consolidated financial statements and related financial information reflect amounts which must, of necessity, be based on informed estimates and judgements of management with appropriate consideration to materiality. The financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Bank's accounting system and related internal controls are designed, and supporting procedures are maintained, to provide reasonable assurance that financial records are complete and accurate, assets are safeguarded and the Bank is in compliance with all regulatory requirements. These supporting procedures include the careful selection and training of qualified staff, defined division of responsibilities and accountability for performance, and the written communication of policies and guidelines of business conduct and risk management throughout the Bank.

The system of internal controls is also supported by the internal audit department which carries out periodic inspections of all aspects of the Bank's operations. The Chief Inspector has full and free access to the Audit Committee and to the shareholders' auditors.

The Audit Committee, appointed by the Board of Directors, is composed of directors who are not officers or employees of the Bank. The committee is responsible for reviewing the financial statements and annual report, including management's analysis of operations and financial condition, and recommending them to the Board of Directors for approval. Other key responsibilities of the Audit Committee include meeting with management, the Chief Inspector and the shareholders' auditors to discuss the effectiveness of internal controls over the financial reporting process and the planning and results of the external audit. The Committee also meets regularly with the Chief Inspector and the shareholders' auditors without management present.

The Conduct Review Committee, appointed by the Board of Directors, is composed of directors who are not officers or employees of the Bank. Their responsibilities include reviewing related party transactions, and reporting to the Board of Directors, those transactions which may have a material impact on the Bank.

The Superintendent of Financial Institutions Canada, at least once a year, makes such examination and enquiry into the affairs of the Bank as he may deem necessary or expedient to satisfy himself that the provisions of the Bank Act, having reference to the safety of the creditors and shareholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders of the Bank, have performed an audit of the consolidated financial statements and their report follows. The shareholders' auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom.

Larry M. Pollock
President and Chief Executive Officer
November 29, 2002

Tracey C. Ball, C.A.
Senior Vice President and Chief Financial Officer

Auditors' Report

To The Shareholders of Canadian Western Bank

We have audited the Consolidated Balance Sheet of Canadian Western Bank as at October 31, 2002 and 2001 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flow for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2002 and 2001 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada.

Deloitte & Touche LLP
Chartered Accountants
Edmonton, Alberta
November 29, 2002

Consolidated Balance Sheet

As at October 31
($ thousands)

		2002	2001
Assets			
Cash Resources			
Cash		$ 1,928	$ 1,945
Deposits with regulated financial institutions		132,038	190,978
Cheques and other items in transit, net		53,911	39,885
		187,877	232,808
Securities	(Note 3)		
Issued or guaranteed by Canada		174,409	118,549
Issued or guaranteed by a province or municipality		88,394	117,034
Other securities		82,816	32,837
		345,619	268,420
Loans (net of allowance for credit losses)	(Notes 4 & 5)		
Securities purchased under resale agreements		66,431	75,000
Residential mortgages		602,107	552,585
Other		2,580,209	2,259,055
		3,248,747	2,886,640
Other			
Land, buildings and equipment	(Note 6)	13,749	16,014
Other assets	(Note 7)	32,170	35,686
		45,919	51,700
Total Assets		$ 3,828,162	$ 3,439,568
Liabilities and Shareholders' Equity			
Deposits			
Payable on demand		$ 115,783	$ 78,562
Payable after notice		438,231	370,566
Payable on a fixed date		2,875,057	2,593,179
		3,429,071	3,042,307
Other			
Other liabilities	(Note 8)	63,878	77,873
Subordinated Debentures	(Note 9)		
Conventional		3,126	13,126
Convertible		54,000	54,000
		57,126	67,126
Shareholders' Equity			
Capital stock	(Note 10)	145,203	143,942
Retained earnings		132,884	108,320
		278,087	252,262
Total Liabilities and Shareholders' Equity		$ 3,828,162	$ 3,439,568

Jack C. Donald
Chairman

Larry M. Pollock
President and Chief Executive Officer

Consolidated Statement of Income

For the year ended October 31
($ thousands, except per share amounts)

		2002	2001
Interest Income			
Loans		$ 193,997	$ 210,668
Securities		10,893	14,319
Deposits with regulated financial institutions		3,565	8,906
		208,455	233,893
Interest Expense			
Deposits		115,913	144,404
Debentures		3,707	3,988
		119,620	148,392
Net Interest Income		88,835	85,501
Provision for credit losses	(Note 5)	7,740	6,096
Net Interest Income after Provision for Credit Losses		81,095	79,405
Other Income			
Credit related		11,050	10,262
Retail services		3,944	3,397
Trust services		3,206	2,252
Other		3,936	3,847
		22,136	19,758
Net Interest and Other Income		103,231	99,163
Non-interest Expenses			
Salaries and employee benefits		34,585	30,469
Premises and equipment		10,829	10,084
Other expenses		10,574	10,150
Provincial capital taxes		1,527	1,878
		57,515	52,581
Net Income before Provision for Income Taxes		45,716	46,582
Provision for income taxes	(Note 11)	16,104	16,437
Net Income		$ 29,612	$ 30,145
Earnings Per Common Share	(Note 12)		
Basic		$ 2.34	$ 2.51
Diluted	(Note 2)	$ 2.14	$ 2.26

Consolidated Statement of Changes in Shareholders' Equity

For the year ended October 31
($ thousands)

		2002	2001
Capital Stock			
Balance at beginning of year		$ 143,942	$ 111,342
Common shares issued	(Note 10)	1,261	32,600
Balance at end of year		145,203	143,942
Retained Earnings			
Balance at beginning of year		108,320	83,253
Net income		29,612	30,145
Dividends		(5,048)	(4,273)
Share issue costs (2001 net of income taxes of $534)	(Note 10)	-	(805)
Balance at end of year		132,884	108,320
Total Shareholders' Equity		$ 278,087	$ 252,262

Consolidated Statement of Cash Flow

For the year ended October 31
($ thousands)

		2002	2001
Cash Flows from Operating Activities			
Net income		$ 29,612	$ 30,145
Adjustments to determine net cash flows:			
Provision for credit losses		7,740	6,096
Depreciation and amortization		3,110	3,279
Future income taxes, net		(31)	8,126
Gain on sale of securities, net		(2,385)	(2,328)
Accrued interest receivable and payable, net		(5,600)	92
Current income taxes payable, net		(5,256)	8,027
Other items, net		480	(5,376)
		27,670	48,061
Cash Flows from Financing Activities			
Deposits, net		386,764	314,498
Debenture redemption	(Note 9)	(10,000)	-
Dividends		(5,048)	(4,273)
Common shares issued, net of issue costs	(Note 10)	1,261	31,261
		372,977	341,486
Cash Flows from Investing Activities			
Loans, net		(369,847)	(332,644)
Interest bearing deposits with regulated financial institutions, net		62,999	(22,441)
Securities, net		(74,814)	(34,676)
Land, buildings and equipment, net		(917)	(4,354)
		(382,579)	(394,115)
Increase (Decrease) in Cash and Cash Equivalents		18,068	(4,568)
Cash and Cash Equivalents at Beginning of Year		43,452	48,020
Cash and Cash Equivalents at End of Year*		$ 61,520	$ 43,452
*** Represented by:**			
Cash resources per Consolidated Balance Sheet		$ 187,877	$ 232,808
Less non-operating, interest bearing deposits with regulated financial institutions		126,357	189,356
Cash and Cash Equivalents at End of Year		$ 61,520	$ 43,452

Supplemental Disclosure of Cash Flow Information

	2002	2001
Amount of interest paid in the year	$ 126,184	$ 146,618
Amount of income taxes paid in the year	$ 21,253	$ 2,190

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with subsection 308(4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada ("OSFI"), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

a) Basis of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries, after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations whose operations are controlled by the Bank and are corporations in which the Bank owns more than 50 percent of the voting shares. See Note 20 for details of the subsidiaries.

Business acquisitions are accounted for using the purchase method. The difference between the acquisition cost of an investment and the fair value of the net identifiable assets acquired represents goodwill or other identifiable intangibles. This excess amount is deferred and recorded in other assets. On November 1, 2001, the accounting for goodwill and other identifiable intangible assets was changed as required by the Canadian Institute of Chartered Accountants revised accounting standard. Under the new standard, goodwill is no longer amortized to income over time and is subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value is charged to the Consolidated Statement of Income in the period in which the impairment occurred. This standard was adopted prospectively but the Bank has no recorded goodwill or other identifiable intangible assets so there was no impact.

b) Securities

Securities are held in either the investment account or the trading account.

Investment account securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Debt securities and preferred shares are stated at amortized cost and other equity securities are stated at cost or, if the value is permanently impaired, at net realizable value. Gains and losses realized on disposal of securities and adjustments to record any permanent impairment in value are included in other income. Amortization of premiums and discounts are reported in interest income from securities in the Consolidated Statement of Income.

Trading account securities, which are purchased for resale over a short period of time, are carried at estimated current market value. Gains and losses realized on disposal and adjustments to market value are reported in other income in the Consolidated Statement of Income in the period during which they occur.

c) Loans

Loans are stated net of unearned income, unamortized premiums and an allowance for credit losses (Note 1(d)).

Interest income is recorded on the accrual basis except for loans classified as impaired. Loans are determined to be impaired when payments are contractually past due 90 days, or where the Bank has taken realization proceedings, or where the Bank's management is of the opinion that the loan should be regarded as impaired. An exception may be made where management determines that the loan is well secured and in the process of collection and the collection efforts are reasonably expected to result in either repayment of the loan or restoring it to a current status within 180 days from the date the payment went in arrears. All loans are classified as impaired when a payment is 180 days in arrears other than loans guaranteed or insured for both principal and interest by the Canadian government, the provinces or a Canadian government agency. These loans are classified as impaired when payment is 365 days in arrears.

Impairment is measured as the difference between the carrying value of the loan at the time it is classified as impaired and the present value of the expected cash flows (estimated realizable amount), using the interest rate inherent in the loan at the date the loan is classified as impaired. When the amounts and timing of future cash flows cannot be reliably estimated, either the fair value of the security underlying the loan, net of any expected realization costs, or the current market price for the loan may be used to measure the estimated realizable amount. At the time a loan is classified as impaired, interest income will cease to be recognized in accordance with the loan agreement, and any uncollected but accrued interest will be added to the carrying value of the loan together with any unamortized premiums, discounts or loan fees. Subsequent payments received on an impaired loan are recorded as a reduction of the recorded investment in the loan. Impaired loans are returned to performing status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current and all charges for loan impairment have been reversed.

d) **Allowance for Credit Losses**

The Bank maintains an allowance for credit losses, which in management's opinion, is adequate to absorb credit related losses in its loan portfolio. The adequacy of the allowance for credit losses is reviewed at least quarterly. The allowance for credit losses is deducted from the loan balance on the Consolidated Balance Sheet.

The allowance for credit losses consists of specific provisions and the general allowance for credit risk. Specific provisions include all the accumulated provisions for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes provisions for future losses inherent in the portfolio that are not presently identifiable by management of the Bank on an account by account basis. The general allowance for credit risk is established by taking into consideration historical trends in the loss experience during economic cycles, the current portfolio profile, estimated losses for the current phase of the economic cycle and historical experience in the industry.

Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses in the Consolidated Statement of Income is charged with an amount sufficient to keep the balance in the allowance for credit losses adequate to absorb all credit related losses.

e) **Securities Purchased Under Resale Agreements**

Securities purchased under resale agreements are secured loans as they represent a purchase of Government of Canada securities by the Bank effected with a simultaneous agreement to sell them back at a specified price on a future date, which is generally short term. Securities purchased under resale agreements are carried at cost. The difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as loan interest income in the Consolidated Statement of Income.

f) **Land, Buildings and Equipment**

Land is carried at cost. Buildings, equipment and furniture, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful life of the asset as follows: buildings - 20 years, equipment and furniture - 3 to 5 years, and leasehold improvements - term of lease. Gains and losses on disposal are recorded in other income in the Consolidated Statement of Income in the year of disposal.

g) **Translation of Foreign Currencies**

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Revenues and expenses in foreign currencies are translated at the average exchange rates prevailing during the year. Realized and unrealized gains and losses on foreign currency positions are included in other income in the Consolidated Statement of Income.

h) **Loan Fees**

Loan fees, net of directly related costs, are amortized to interest income over the expected term of the loan when such fees are considered to be an integral part of the return earned on the particular loan. Loans are stated net of unamortized fees.

i) **Income Taxes**

The Bank follows the asset and liability method of accounting for income taxes whereby current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. All future income tax assets are expected to be realized in the normal course of operations.

j) **Derivative Financial Instruments**

Interest rate, foreign exchange and equity contracts such as futures, options and swaps are entered into for asset liability management purposes. These contracts are designated and function as hedges and are accounted for on the accrual basis. Net accrued interest receivable/payable and deferred gains/losses are recorded in other assets or other liabilities, as appropriate. Interest income/expense and gains/losses are recognized as interest income or interest expense, as appropriate, over the hedged period.

k) **Earnings per Common Share**

Basic earnings per common share is calculated based on the average number of common shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the year. Convertible debentures are assumed to be converted into common shares at the beginning of the year, or at the date the debenture was issued if later, and all related income statement charges are added back to earnings.

l) **Stock Option Plans**

The Bank has stock option plans which are described in Note 10. The Bank currently follows the intrinsic value method of accounting for stock options and no expense is recognized when stock options are issued to the employees. Any consideration paid by employees on exercise of stock options is credited to share capital on the Consolidated Balance Sheet. All options granted on or after November 1, 2002 will be accounted for using the fair value method. The fair value of the future grants, determined from an option pricing model, will be recognized over the applicable vesting period as compensation expense in the Consolidated Statement of Income with an offsetting credit to shareholders' equity in the Consolidated Balance Sheet.

m) **Employee Future Benefits**

All employee future benefits are accounted for on an accrual basis.

2. CHANGE IN ACCOUNTING POLICY - EARNINGS PER COMMON SHARE

Effective November 1, 2001, the Bank adopted the new accounting standard on earnings per share as required by the Canadian Institute of Chartered Accountants and described in Note 1(k). The new standard requires the use of the treasury stock method, whereby the proceeds received from the exercise of stock options are assumed to be used to repurchase shares. Prior to November 1, 2001, the imputed earnings method of calculating diluted earnings per share was used which assumed that exercise proceeds were invested to earn a return.

The new method was applied retroactively with restatement of the prior year. Under the previous method, diluted earnings per share were $0.05 higher for the year ended October 31, 2001.

3. SECURITIES

The analysis of securities at carrying value, by type and maturity is as follows:

	Maturities Within 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	2002 Total Book Value	2001 Total Book Value
Securities Issued or Guaranteed by:						
Canada	$ 131,090	$ 18,833	$ 17,646	$ 6,840	$ 174,409	$ 118,549
A province or municipality	37,103	22,776	28,515	-	88,394	117,034
Other Debt Securities						
Floating rate notes	-	-	-	1,000	1,000	1,000
Other debt	14,553	-	-	-	14,553	-
Equity Securities						
Preferred shares	36,175	4,632	19,346	6,594	66,747	31,490
Other equity	-	-	-	516(2)	516	347
Total(1)	$ 218,921	$ 46,241	$ 65,507	$ 14,950	$ 345,619	$ 268,420

(1) All securities are held in the investment account.

(2) Includes securities with no specific maturity.

The analysis of unrealized gains and losses on investment securities is as follows:

	2002 Book Value	2002 Unrealized Gains	2002 Unrealized Losses	2002 Estimated Market Value	2001 Book Value	2001 Unrealized Gains	2001 Unrealized Losses	2001 Estimated Market Value
Securities Issued or Guaranteed by:								
Canada	$ 174,409	$ 1,367	$ 15	$ 175,761	$ 118,549	$ 1,169	$ 1	$ 119,717
A province or municipality	88,394	1,440	3	89,831	117,034	4,554	-	121,588
Other Debt Securities								
Floating rate notes	1,000	-	-	1,000	1,000	-	-	1,000
Other debt	14,553	1	4	14,550	-	-	-	-
Equity Securities								
Preferred shares	66,747	628	268	67,107	31,490	29	148	31,371
Other equity	516	70	-	586	347	26	-	373
Total	$ 345,619	$ 3,506	$ 290	$ 348,835	$ 268,420	$ 5,778	$ 149	$ 274,049

4. LOANS

Outstanding gross loans and impaired loans, net of allowances for credit losses, are as follows:

	2002 Gross Amount	2002 Gross Impaired Amount	2002 Specific Allowance	2002 Net Impaired Loans	2001 Gross Amount	2001 Gross Impaired Amount	2001 Specific Allowance	2001 Net Impaired Loans
Securities purchased under resale agreements	$ 66,431	$ -	$ -	$ -	$ 75,000	$ -	$ -	$ -
Consumer and personal	395,900	1,427	281	1,146	401,153	2,369	443	1,926
Real estate	1,230,756	6,424	1,349	5,075	1,003,148	16,483	2,533	13,950
Industrial	521,619	11,459	2,111	9,348	509,640	6,120	1,816	4,304
Other	1,065,046	15,767	3,467	12,300	926,057	10,508	2,113	8,395
Total	$ 3,279,752	$ 35,077	$ 7,208	27,869	$ 2,914,998	$ 35,480	$ 6,905	28,575
General allowance(1)				(23,797)				(21,453)
Net impaired loans after general allowance				$ 4,072				$ 7,122

(1) The general allowance for credit risk is available for the total loan portfolio.

(2) Impaired loans include foreclosed real estate assets held for sale with a gross carrying value of $11 (2001 - $826) and a related specific allowance of nil (2001 - $146).

At October 31, 2002 other past due loans totalled $29 (2001 - $nil). Other past due loans are loans where payment of interest or principal is contractually 90 - 180 days in arrears but are not classified as impaired because they are well secured and considered fully collectible.

During the year interest recognized as income on impaired loans totalled $1,460 (2001 - $1,320).

5. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses during the year.

	2002			2001		
	Specific Provisions	General Allowance for Credit Risk	Total	Specific Provisions	General Allowance for Credit Risk	Total
Balance at beginning of year	$ 6,905	$ 21,453	$ 28,358	$ 5,947	$ 20,915	$ 26,862
Provision for credit losses	5,396	2,344	7,740	5,558	538	6,096
Write-offs	(5,235)	-	(5,235)	(4,619)	-	(4,619)
Recoveries	142	-	142	19	-	19
Balance at end of year	$ 7,208	$ 23,797	$ 31,005	$ 6,905	$ 21,453	$ 28,358

The Bank has virtually no loans booked outside of Canada and therefore has no country risk provisions.

6. Land, Buildings and Equipment

	Cost	Accumulated Depreciation and Amortization	2002 Net Book Value	2001 Net Book Value
Land	$ 2,624	$ -	$ 2,624	$ 2,753
Buildings	3,021	2,014	1,007	1,242
Equipment and furniture	16,685	11,344	5,341	6,467
Leasehold improvements	8,928	4,151	4,777	5,552
Total	$ 31,258	$ 17,509	$ 13,749	$ 16,014

Depreciation and amortization for the year amounted to $3,110 (2001 - $3,085)

7. Other Assets

		2002	2001
Accrued interest receivable		$ 13,974	$ 14,938
Future income tax asset	(Note 11)	6,669	6,777
Prepaid expenses		6,419	6,254
Accounts receivable		2,192	3,389
Deferred financing costs(1)		884	1,047
Taxes receivable		-	1,385
Other		2,032	1,896
Total		$ 32,170	$ 35,686

(1) The Consolidated Statement of Income includes amortization of deferred financing costs in interest expense of $150 (2001 - $150) and in other expenses of $13 (2001 - $13).

8. Other Liabilities

		2002	2001
Accrued interest payable		$ 52,826	$ 59,391
Taxes payable		5,346	11,987
Accounts payable		4,345	5,087
Deferred revenue		545	708
Future income tax liability	(Note 11)	223	362
Other		593	338
Total		$ 63,878	$ 77,873

9. Subordinated Debentures

Each of the following qualifies as a bank debenture under the Bank Act and is subordinate in right of payment to all deposit liabilities. All redemptions are subject to the approval of OSFI. The convertible debentures are financial instruments which have both debt and equity components. The recommendation issued by the Canadian Institute of Chartered Accountants to account for these components separately was considered but the value assignable to the conversion option at the date of issue was deemed to be immaterial in each case.

	Interest Rate	Maturity Date	2002	2001
Conventional[1]				
CIC Industrial Interests Inc.				
(an agency of the Province of Saskatchewan)[2]	6.850%	June 30, 2012	$ 3,126	$ 3,126
The Province of Alberta[3]	6.660%	March 31, 2007	-	5,000
CLIC Investments (Canada) Inc.[3]	6.415%	July 31, 2007	-	5,000
			3,126	13,126
Convertible				
5.50% convertible debentures[4]	5.500%	March 31, 2008	50,000	50,000
Crown Life Insurance Company[5]	5.700%	July 31, 2009	4,000	4,000
			54,000	54,000
Total			$ 57,126	$ 67,126

(1) Each of the conventional debentures had an original ten year term with a fixed interest rate for the first five years. Thereafter, unless the terms are amended or the debenture is redeemed by the Bank, interest will be payable at a rate equal to the Canadian Dollar CDOR 90 day Bankers' Acceptance Rate plus 1%.

(2) On June 30, 2002, the fixed interest rate was amended to 6.85% from 6.59% effective August 1, 2002 to July 31, 2007 and the term was extended to June 30, 2012 from June 30, 2007.

(3) During the year, these conventional debentures were redeemed by the Bank, with OSFI's approval, at face value plus accrued interest on their five year anniversary.

(4) These debentures are convertible into common shares at the option of the holder at any time prior to maturity, or the date specified for conversion by the Bank, whichever is earlier, at a conversion price of $30.50 per share (1,639,344 shares). At any time after March 31, 2003 the debentures are convertible by the Bank.

(5) This debenture is convertible into common shares, at the option of the holder, at any time prior to maturity. The Bank may redeem the debenture after July 31, 2004. The number of shares issued at conversion will be determined based on a $25.00 per share conversion price (160,000 shares).

10. Capital Stock

Authorized:

An unlimited number of common shares without nominal or par value

33,964,324 class A shares without nominal or par value

25,000,000 first preferred shares without nominal or par value, issuable in series

Issued and fully paid:

	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
Common shares				
Outstanding at beginning of year	12,560,348	$ 143,942	11,216,416	$ 111,342
Issued on exercise of options	99,024	1,261	243,932	3,175
Issued on equity offering	-	-	1,100,000	29,425
Outstanding at end of year	12,659,372	$ 145,203	12,560,348	$ 143,942

On April 3, 2001, the Bank completed an issue of 1,100,000 common shares. Gross cash proceeds totalled $29,425 and $805 was charged to retained earnings for share issue expenses, net of future income taxes.

The Bank has subordinated debentures which are convertible to common shares of the Bank as more fully described in Note 9.

The Bank also has authorized 1,167,849 common shares (2001 - 1,126,873) for issuance under option plans. Of the amount authorized, options exercisable into 1,129,815 shares (2001 - 1,077,783) are issued and outstanding. The options generally vest within two years and are exercisable at a fixed price equal to the average of the market price on the day of and the four days preceding the grant. All options expire within ten years of date of grant. Outstanding options expire on dates ranging from June 2003 to December 2007. The details of and changes in the issued and outstanding options follow:

	2002		2001	
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	1,077,783	$ 17.56	1,039,870	$ 14.28
Granted	159,806	26.81	289,445	25.50
Exercised	(99,024)	12.74	(243,932)	13.02
Forfeited	(8,750)	18.59	(7,600)	17.94
Balance at end of year	1,129,815	$ 19.28	1,077,783	$ 17.56
Exercisable at end of year	658,609	$ 15.74	389,669	$ 14.67

Further details relating to stock options outstanding and exercisable follow:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$8.73 to $10.25	210,843	1.8	$ 10.12	210,843	$ 10.12
$12.93 to $16.01	156,871	3.8	13.12	156,871	13.12
$18.18 to $20.44	315,700	3.7	19.00	180,550	19.15
$23.43 to $24.79	119,345	2.7	24.61	110,345	24.62
$26.12 to $28.23	327,056	3.3	26.47	0	-
	1,129,815	3.2	$ 19.28	658,609	$ 15.74

11. INCOME TAXES

Income taxes consist of the following:

	2002	2001
Consolidated Statement of Income		
Current	$ 16,135	$ 8,311
Future	(31)	6,876
	16,104	15,187
Future federal and provincial tax rate reductions	-	1,250
Provision for income taxes	16,104	16,437
Shareholders' Equity		
Income tax benefit related to share issue expenses	-	(534)
Total income taxes	$ 16,104	$ 15,903

A reconciliation of the statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that is reported in the Consolidated Statement of Income is as follows:

	2002		2001	
Combined Canadian federal and provincial income taxes and statutory tax rate	$ 18,401	40.3%	$ 20,341	43.7 %
Increase (decrease) arising from:				
Unclaimed tax deductions from prior years	(2,059)	(4.5)	-	-
Tax-exempt income	(1,422)	(3.1)	(281)	(0.6)
Deferred revenue from unclaimed deductions for tax	-	-	(4,100)	(8.8)
Large corporations tax	308	0.7	444	1.0
Other	876	1.8	(1,217)	(2.6)
	16,104	35.2	15,187	32.7
Future federal and provincial tax rate reductions[1]	-	-	1,250	2.7
Provision for income taxes and effective tax rate	$ 16,104	35.2%	$ 16,437	35.4%

(1) Future federal and provincial tax rate reductions represent the write-down of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes.

Future income tax balances are comprised of the following:

	2002	2001
Net Future Income Tax Asset		
Allowance for credit losses	$ 8,577	$ 8,122
Other temporary differences	(1,908)	(1,345)
	$ 6,669	$ 6,777
Net Future Income Tax Liability of Subsidiary		
Allowance for credit losses	$ (374)	$ (288)
Other temporary differences	597	650
	$ 223	$ 362

The Bank has approximately $11,840 (2001 - $11,796) of capital losses which are available to apply against future capital gains and have no expiry date. The tax benefit of these losses has not been recognized in income.

12. Earnings Per Common Share

The calculation of earnings per common share is as follows:

		2002	2001
Numerator			
Net income - basic		$ 29,612	$ 30,145
Dilutive instrument:			
Conversion of debentures[1]		2,010	2,036
Net income - diluted		$ 31,622	$ 32,181
Denominator			
Weighted average number of common shares outstanding - basic		12,628,938	12,000,926
Dilutive instruments:			
Conversion of debentures	(Note 9)	1,799,344	1,799,344
Employee stock options[2]		341,075	467,395
Weighted average number of common shares outstanding - diluted		14,769,357	14,267,665
Earnings per Common Share			
Basic		$ 2.34	$ 2.51
Diluted		$ 2.14	$ 2.26

(1) *Net income is adjusted by the incremental net of tax earnings as if the convertible debentures were converted into common shares at the beginning of the year.*

(2) The denominator excludes those employee stock options where the exercise price is greater than the average market price.

13. Contingent Liabilities and Commitments

a) Credit Instruments

In the normal course of business, the Bank enters into various commitments and has contingent liabilities which are not reflected in the Consolidated Balance Sheet. These items are reported below and are expressed in terms of the contractual amount of the related commitment.

	2002	2001
Credit Instruments		
Guarantees and standby letters of credit	$ 57,478	$ 44,006
Commitments to extend credit	613,098	556,383
Total	$ 670,576	$ 600,389

Guarantees and standby letters of credit are issued on behalf of clients to third party beneficiaries as part of normal business operations. In the event of a call on any of these instruments, the Bank has recourse against its client. Issuance of guarantees and standby letters of credit is subject to the same credit assessment, approval, monitoring and control procedures as the extension of direct loans. Losses, if any, resulting from these transactions are not expected to be material.

Commitments to extend credit to customers also arise in the normal course of business and includes undrawn availability under lines of credit and commercial operating loans of $266 million (2001 - $239 million) and recently authorized but unfunded loan commitments of $347 million (2001 - $317 million). In the majority of instances, availability of undrawn commercial commitments is subject to the borrower meeting specified financial tests or other covenants regarding completion or satisfaction of certain conditions precedent. It is also usual practice to include the right to review and withhold funding in the event of a material adverse change in the financial condition of the borrower. From a liquidity perspective, undrawn credit authorizations will be funded over time with draws in many cases extending over a period of months. In some instances authorizations are never advanced or may be reduced because of changing requirements. The balance of commitments to extend credit shown in the table above does not account for principal drawdowns or paybacks that occur in the normal course of operations. Revolving credit authorizations are subject to repayment which on a pooled basis also decreases liquidity risk.

b) **Lease Commitments**

The Bank has obligations under long-term non-cancellable leases for the rental of premises and office equipment. Minimum future lease commitments for each of the five succeeding years and thereafter are as follows:

2003	$ 4,240
2004	4,162
2005	3,718
2006	3,631
2007	3,327
2008 and thereafter	8,892
Total	$ 27,970

14. Trust Assets Under Administration

Trust assets under administration of $1,166,489 (2001 - $873,538) represent assets held for personal and corporate clients, administered by a subsidiary, and are kept separate from the subsidiary's own assets. Trust assets under administration are not reflected in the Consolidated Balance Sheet.

15. Related Party Transactions

The Bank makes loans, primarily residential mortgages, to its officers and employees at various preferred rates and terms. The total amounts outstanding for these type of loans are $20,969 (2001 - $18,086).

16. Fair Value of Financial Instruments

Fair value represents the estimated consideration that would be agreed upon in a current transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted market price. However, most of the Bank's financial instruments lack an available trading market as they are not typically exchanged. Therefore, these instruments have been valued assuming they will not be sold, using present value or other suitable techniques and are not necessarily representative of the amounts realizable in an immediate settlement of the instrument.

Changes in interest rates are the main cause of changes in the fair value of the Bank's financial instruments. The carrying value of the majority of the financial instruments is not adjusted to reflect increases or decreases in fair value due to interest rate changes as the Bank's intention is to realize their value over time by holding them to maturity. The carrying value of financial instruments held for trading purposes would be continually adjusted to reflect fair value. At October 31, 2002 and 2001 there were no financial instruments held for trading purposes.

The table below sets out the fair values of on-balance sheet financial instruments and off-balance sheet derivative instruments using the valuation methods and assumptions referred to below the table.

		2002			2001		
		Book Value	Fair Value	Fair Value Over(Under) Book Value	Book Value	Fair Value	Fair Value Over(Under) Book Value
Assets							
Cash resources		$ 187,877	$ 187,877	$ -	$ 232,808	$ 232,808	$ -
Securities	(Note 3)	345,619	348,835	3,216	268,420	274,049	5,629
Loans[1]		3,246,033	3,258,458	12,425	2,882,636	2,907,653	25,017
Other assets[2]		18,198	18,198	-	19,474	19,474	-
Liabilities							
Deposits[1]		3,428,634	3,472,306	43,672	3,042,307	3,091,461	49,154
Other liabilities[3]		62,693	62,693	-	76,610	76,610	-
Subordinated debentures		57,126	58,031	905	67,126	69,729	2,603
Derivative Financial Instruments							
Net asset	(Note 17)			$ 6,707			$ 6,807

The table does not include assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

(1) Loans and deposits exclude deferred premiums which are not financial instruments.

(2) Other assets exclude future income tax asset, prepaid expenses, financing costs and other items which are not financial instruments.

(3) *Other liabilities exclude future income tax liability, deferred revenue and other items which are not financial instruments.*

(4) For further commentary on interest rates associated with financial assets and liabilities, including off-balance sheet instruments, refer to the Market Risk section of Management's Discussion and Analysis of Operations and Financial Condition which includes the asset liability gap position and effective interest rates.

The methods and assumptions used to estimate the fair values of on-balance sheet financial instruments are as follows:

- cash resources, other assets and other liabilities are assumed to approximate their carrying values, due to their short-term nature;
- securities are assumed to be equal to the estimated market value of securities provided in Note 3. These values are based on quoted market prices, if available. Where a quoted market price is not readily available, other valuation techniques are used to estimate fair value;
- loans reflect changes in the general level of interest rates which have occurred since the loans were originated and are net of the allowance for credit losses. For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market. For all other loans, fair value is estimated by discounting the expected future cash flows of these loans at current market rates for loans with similar terms and risks;
- deposits with no stated maturity are assumed to be equal to their carrying values. The estimated fair values of fixed rate deposits are determined by discounting the contractual cash flows at current market rates for deposits of similar terms; and
- the fair values of subordinated debentures are determined by reference to current market prices for debt with similar terms and risks.

Fair values are based on management's best estimates based on market conditions and pricing policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgement and as such may not be reflective of future fair values.

17. Derivative Financial Instruments

The Bank enters into off-balance sheet derivative financial instruments for risk management purposes.

Interest rate swaps and interest rate floors (or caps) are used as hedging devices to control interest rate risk. The Bank only enters into these interest rate derivative instruments for its own account and does not act as an intermediary in this market. The credit risk is limited to the amount of any adverse change in interest rates applied on the notional contract amount should the counterparty default. Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The credit risk is limited to the average return on an equity index applied on the notional contract amount should the counterparty default. The principal amounts are not exchanged and hence are not at risk. Approved counterparties and maximum notional limits are established and monitored by the Asset Liability Committee of the Bank.

At the present time it is policy to undertake foreign exchange transactions only for the purposes of meeting needs of clients and of day to day business. Foreign exchange markets are not speculated in by taking a trading position in currencies. Maximum exposure limits are established and monitored by the Asset Liability Committee and are defined by allowable unhedged amounts. The position is managed within the allowable target range by spot and forward transactions or other hedging techniques. Exposure to foreign exchange risk is not material to the Bank's overall position.

The following table summarizes the off-balance sheet financial instrument portfolio and the related credit risk. Notional amounts represent the amount to which a rate or price is applied in order to calculate the exchange of cash flows. The notional amounts are not recorded on the Consolidated Balance Sheet. They represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The future credit exposure represents the potential for future changes in value and is based on a formula prescribed by OSFI. The credit risk equivalent is the sum of the future credit exposure and the replacement cost. The risk-weighted balance represents the credit risk equivalent weighted according to the credit worthiness of the counterparty as prescribed by OSFI.

	2002					2001				
	Notional Amount	Replace-ment Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance	Notional Amount	Replace-ment Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance
Interest Rate Contracts										
Interest rate swaps	$707,000	$ 7,476	$ 1,585	$ 9,061	$ 1,812	$372,000	$ 7,317	$ 935	$ 8,252	$ 1,650
Equity Contracts	14,225	223	1,138	1,361	272	9,005	225	720	945	189
Foreign Exchange Contracts(1)	836	12	8	20	4	-	-	-	-	-
Total	$ 722,061	$ 7,711	$ 2,731	$ 10,442	$ 2,088	$381,005	$ 7,542	$ 1,655	$ 9,197	$ 1,839

(1) The Bank has contracted to deliver United States dollars in exchange for Canadian dollars.

The following table shows the off-balance sheet financial instruments split between those contracts that have a positive fair value *(favourable contracts) and those that have a negative fair value (unfavourable contracts).*

	2002				2001			
	Favourable Contracts (Assets)		Unfavourable Contracts (Liabilities)		Favourable Contracts (Assets)		Unfavourable Contracts (Liabilities)	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Contracts								
Interest rate swaps	$ 647,000	$ 7,476	$ 60,000	$ 66	$ 352,000	$ 7,317	$ 20,000	$ 12
Equity Contracts	1,610	223	12,615	938	1,610	225	7,395	723
Foreign Exchange Contracts	836	12	-	-	-	-	-	-
Total	$ 649,446	$ 7,711	$ 72,615	$ 1,004	$ 353,610	$ 7,542	$ 27,395	$ 735

The aggregate contractual or notional amount of the off-balance sheet financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus, the aggregate fair values of these financial assets and liabilities can fluctuate significantly from time to time. The average fair values of the off-balance sheet financial instruments on hand during the year are set out in the following table.

	2002	2001
Favourable off-balance sheet financial instruments (assets)	$ 6,020	$ 2,925
Unfavourable off-balance sheet financial instruments (liabilities)	$ 1,340	$ 598

The following table summarizes maturities of off-balance sheet financial instruments and weighted average interest rates paid and received on interest rate contracts.

	2002 Maturity				2001 Maturity			
	1 year or less		Over 1 to 5 years		1 year or less		Over 1 to 5 years	
	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate
Interest Rate Contracts								
Interest rate swaps - receive fixed amounts(1)	$ 390,000	3.13%	$ 317,000	4.45%	$ 185,000	4.60%	$ 187,000	5.01%
Equity Contracts(1)(2)	-		14,225		-		9,005	
Foreign Exchange Contracts(3)	836		-		-		-	
Total	$ 390,836		$ 331,225		$ 185,000		$ 196,005	

(1) The Bank pays (floating) interest amounts based on the one month (30 day) Canadian Bankers' Acceptance rate.
(2) The contractual interest rate is not meaningful for equity contracts. The Bank receives amounts based on the increase in an equity index.
(3) The contractual interest rate is not applicable for foreign exchange contracts.

18. Risk Management

As part of the Bank's risk management practices, the risks that are significant to our business are identified, monitored and controlled. These risks include credit risk, liquidity risk, market risk, and operational risk. Descriptions of the nature of these risks and how they are managed is provided in the commentary on pages 35 to 44 of Management's Discussion and Analysis of Operations and Financial Condition.

Information on specific measures of risk included in the consolidated financial statements is included in these notes for the allowance for credit losses, derivative financial instruments and fair value of financial instruments. Additional information on interest rate sensitivity and the effective interest rates on financial instruments is provided on pages 41 to 44 of Management's Discussion and Analysis of Operations and Financial Condition.

19. Segmented Information

The Bank operates principally in personal and commercial banking in Canada. Personal and commercial banking includes the operations of the Bank and its trust subsidiary which provides a wide range of banking and trust services to retail and personal clients and commercial business clients primarily in western Canada.

20. Subsidiaries

Canadian Western Bank Subsidiaries
(annexed in accordance with subsection 308 (3) of the Bank Act)
October 31, 2002

	Address of Head Office	Carrying Value of Voting Shares Owned by the Bank[1]	Percentage of Issued and Outstanding Voting Shares Owned by the Bank
Canadian Western Trust Company	10303 Jasper Avenue Edmonton, Alberta	$ 13,776	100%
CWB Canadian Western Financial Ltd.	10303 Jasper Avenue Edmonton, Alberta	$ -	100%

(1) The carrying value of voting shares is stated at the Bank's equity in the investments.

21. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year presentation.

Corporate Governance

Introduction

Sound and effective corporate governance has always been a priority for Canadian Western Bank. The Board of Directors and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment. The Bank's corporate governance policies are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value.

The Board's Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board on the optimum approach to governance issues to enhance corporate performance and promote ongoing improvement in Board effectiveness.

The Board and Board Committees

The Board is currently comprised of thirteen members. The number of directors reflects the desire to have the members represent the geographical jurisdictions in which the Bank operates and the need to fill the memberships of the two required committees, the Audit and Conduct Review Committees, and the other board committees which are the Loans Committee and the Corporate Governance & Human Resources Committee. The Board has reviewed the status of each of its directors and determined if they are "affiliated" (as defined by the affiliation rules set forth in the Bank Act (the "Act")) or "unrelated", as defined in the Toronto Stock Exchange ("TSX") guidelines on corporate governance. As a result of this review, the Board has determined that one of the directors is affiliated (the CEO) and he is also the only inside director. All other directors are "unrelated".

At the time of appointment to the Board, at least 75 percent of the board members must be resident Canadians and no more than four members may be employees of the Bank. Currently the composition is well within Bank policy as only two board members are non-resident (15%) and the CEO is the only employee on the Board. The Chairman is an independent director and is appointed annually by the members of the Board. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board. The Board expects all significant risks and internal controls to be identified and reported upon by senior management to the Board and/or its committees. Members of the Board, who are not also employees, are required to own common shares of the Bank equivalent to two times their annual retainers.

The Board holds four regular meetings each year, as well as additional meetings as required. Most committees meet quarterly and all meet annually at a minimum. A meeting agenda matrix is issued to ensure meetings of the Board and its committees are efficient and complete.

The Board of Directors as a whole has expressly assumed responsibility for developing the Bank's approach to governance issues although the Corporate Governance & Human Resources Committee plays a key role by recommending and reporting on governance issues to the Board. In addition, certain governance issues have been delegated to other committees of the Board.

The Act contains several sections dealing with the governance of a bank through its board of directors. These sections prescribe matters such as limitations on the number of directors who can be affiliated or non-resident, certain powers that must be transacted by the full Board, and requirements to establish both an audit committee and a conduct review committee. The Act also prescribes certain minimum benchmarks for board and committee membership, quorums and the transaction of business by the Board. The three encompassing duties in the Act that form the basis for the Board's mandate are:

- to manage or supervise the management of the business and affairs of the Bank;
- to act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances; and
- to comply with the Act, the regulations, the Bank's incorporating instrument and its by-laws.

The mandate of the Board also includes references to compliance with the Canada Deposit Insurance Corporation's ("CDIC") Standards of Sound Business and Financial Practices. The first reporting cycle under the revised Standards commenced in July 2002. An annual attestation on adherence to the modernized Standards (covering the broad areas of Corporate Governance, Strategic Management, Risk Management, Liquidity and Funding Management, Capital Management, Control Environment, Business Conduct and Process to Ensure Control) will be required.

The mandate of the Board also specifically includes other matters which are not necessarily stated in the Act or in the CDIC standards and they are summarized as follows:

- approve the annual statement and specified returns, prior to release to the public or submission to OSFI;
- review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operating budget, including capital expenditures;
- declare dividends;
- outline the content and frequency of management reports on financial operations;
- review and ratify the employment, appointment, grade levels and compensation of the top five executive employees and approve all senior officer appointments;
- review succession plans;
- review any recommendations from regulators or shareholders' auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;
- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls;
- review and accept reports from the Audit, Conduct Review and Corporate Governance & Human Resources Committees; and
- approve loan write-offs.

Audit Committee

Members: Robert Manning (Chair)
Jordan Golding
Wendy Leaney
Gerald McGavin
Alan Rowe

This committee is comprised of five outside directors and its mandate is summarized as follows:

- review the annual statement and other required and related annual public documents and report thereon to the directors before approval is given;
- review such returns as OSFI may specify;
- require management to implement and maintain appropriate internal control procedures. Review, evaluate and approve those procedures;
- review such investments and transactions of the Bank, that could adversely affect the well-being of the Bank as the shareholders' auditors or any officer of the Bank may bring to the attention of the committee;
- meet with the shareholders' auditors to discuss the annual statements and the returns and transactions referred to within the mandate;
- meet with the Chief Inspector and management to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department;
- review the quarterly reports to the shareholders, including the interim unaudited statements, and report thereon to the directors before approval is given;
- review a quarterly report from the Loans Committee of the Board, concerning the quality of the loan portfolio, the adequacy of the allowance for credit losses and accounts recommended for write-off;
- review a report on adherence to the CDIC Standards of Sound Business and Financial Practices annually and report thereon to the directors before approval is given;
- review the terms of the shareholders' auditors engagement, their level of compensation, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgements of management;
- review the independence of the shareholders' auditors;
- review correspondence received from regulators concerning the effectiveness of internal controls within the Bank or other matters falling within the responsibility of the Committee, including a review of the shareholders' auditors' management letter and OSFI's annual review letter and management's responses thereto;
- review the appointment of the Chief Financial Officer and the Chief Inspector;
- meet regularly with the internal and shareholders' auditors without management present;
- review and approve any proposed consulting or related work to be completed by the shareholders' auditors; and
- as the Committee sees as fit and proper, review other items or matters that may affect the well-being of the Bank.

Conduct Review Committee

Members: Albrecht Bellstedt (Chair)
Charles Allard
Allan Jackson
Arnold Shell

This committee is comprised of four outside directors and its mandate is summarized as follows:

- establish procedures to ensure disclosure of transactions with specified related parties of the Bank and, further, to review any such transactions to ensure compliance with the Act, either approving or declining the transactions, as required;
- review and approve internal policies for credit arrangements and financial services available to employees of the Bank under the regulations concerning officers and associated parties;
- monitor aggregate transactions of the Bank with directors as well as officers and their interests to ensure continued compliance with the Act with excesses brought to the Board for consideration;
- review the conduct policy and any other specialized standards on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to;
- ensure every employee, officer and Board member agrees to comply, in writing, with annual acknowledgement, with the Bank's conduct policy; and
- after each meeting provide a report to the directors on all transactions and other matters reviewed by the committee.

Corporate Governance & Human Resources Committee

Members: Jack Donald (Chair)
Albrecht Bellstedt
Allan Jackson
Robert Manning
Robert Phillips
Howard Pechet

This committee is comprised of six outside directors and its mandate is summarized as follows:

Corporate Governance

- recommend to the Board appropriate structure and process required to address governance issues and maintain compliance with all corporate governance guidelines;
- review and monitor compliance with corporate governance guidelines and follow any issues noted by the members or as reported to them by management or other directors from time to time;
- no less than annually, report to the Board on corporate governance issues and any instances of non-compliance, together with appropriate recommendations; and
- hire appropriate consultants, or request management to perform studies and to furnish other information as required; to review such information and take such actions based thereon as appropriate.

Executive Employees: Recruitment and Compensation

- review and recommend to the Board the employment and appointment of the top five executive employees, to establish their grade levels and compensation, as well as to determine promotions and to make changes in the level of compensation and grade of incumbent executive employees and officers;
- review the position descriptions for the top five executive employees, ensuring such descriptions remain current and appropriate and, further, to also ensure position descriptions are in place for all other executive officers;
- establish an executive compensation structure to compensate all levels of executive employees and, within such compensation structure as may at that time be in effect, to make adjustments and annual revisions as necessary;
- ensure an annual performance appraisal is completed for the CEO and that it is reviewed with him by the Chairman of the Board;

- establish, amend and, where appropriate, terminate:
  - all programs and other personal benefits granted to executive employees;
  - incentive compensation plans and other bonus arrangements, to administer such plans and to make appropriate interpretations and determinations as required;
  - share incentive plans and similar arrangements involving the grant of share options, or other benefits to employees attendant upon the issuance of securities, and, in addition, to make grants of options under any share incentive plan and generally to administer such plans, subject to necessary regulatory and shareholder approval; and
  - annuity, pension, and retirement programs for executive employees;
- review the human resource succession plan as prepared by senior management for all officers and any other senior position considered critical to operations; and
- review and report to the Board on compensation plans for senior management and other personnel in order to confirm they are consistent with the Bank's sustainable long-term objectives.

Board Composition and Development
- seek and recommend individuals to be considered for Board membership, as required by the Board, and forward their recommendations to the Board for its consideration;
- review, monitor, and make recommendations regarding new director orientation and the ongoing development of existing Board members;
- evaluate, at least bi-annually, Board membership (including composition and size) and the involvement/performance of the membership with concerns recorded, and brought to the attention of the committee chair, who, in conjunction with the committee, determines if further action is required;
- review and recommend to the Board the fees and other benefits to be paid to directors; and
- make recommendations to the Board regarding revisions or additions to the Board of Directors' Manual.

Loans Committee

Members: Allan Jackson (Chair)
Charles Allard
Jack Donald
Wendy Leaney
Gerald McGavin
Howard Pechet
Robert Phillips
Larry Pollock
Arnold Shell

This committee is comprised of nine directors, eight of whom are unrelated. The CEO, who is an affiliated, inside director, is a member of this Committee. Its mandate is summarized as follows:

- establish and approve a lending limit for the Bank and the CEO within the limits established by the Board and review such limits at least annually;
- review, approve and/or decline all credit applications for amounts in excess of delegated limits up to the limit established, not to exceed ten percent of regulatory capital and for loans to a foreign country;
- recommend for approval of the full Board, any loan proposals in excess of the committee's limit;
- recommend, for approval of the full Board, loan proposals to directors (must be cash secured), related entities and Bank subsidiaries;
- annually review and approve the credit risk management program and policies, including management's real estate appraisal policies and procedures, to ensure they are sound, prudent and in accordance with CDIC standards;
- review/amend management's recommendations for loan loss provisions and loan write-offs and recommend acceptance to the Audit Committee for their presentation to the Board; and
- provide direction with respect to the identification criteria, procedure and action required on loans reported by management to be less than satisfactory.

Other Areas of Consideration

The Bank has not adopted a formalized process of orientation for new Board members although all directors are provided with a Directors' Manual, outlining key governance information and reference material. It is worthy of note that seven of the twelve outside directors have served on the Board for thirteen years or more and there are only two directors that have served less than five years. There is also a Board and member review and assessment program whereby every second year, directors complete a formal assessment of the operations and effectiveness of the Board and its committees. Every second year, directors may also complete a formal assessment on individual directors' effectiveness. In the current year a formal assessment of the operations and effectiveness of the Board and its committees was undertaken.

In order to carry out its responsibilities the Board must have timely access to information which is available via discussions with the Bank's senior management and through a comprehensive information package sent out prior to each board meeting which includes the agenda, minutes of previous meetings and supporting documentation for specific agenda items. The Board has also put in place a policy providing for individual directors to engage outside advisors if the circumstances are warranted.

The Bank is also committed to ensuring quality and timely information is available to all shareholders. The Bank has adopted a corporate disclosure (communication) policy which is reviewed annually. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's web site for sixty days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on the investor relations page of its web site at: www.cwbank.com/investor_info. The CEO and other members of senior management also meet periodically with financial analysts and institutional investors.

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

Conclusion

The Bank's corporate governance approach is in compliance with the TSX guidelines. It will continue to develop over time with the Corporate Governance & Human Resources Committee playing a key role in monitoring, developing and recommending to the Board on governance issues as warranted.

Executive Officers

Chairman

Jack C. Donald

Office of the Chief Executive Officer

Larry M. Pollock
President and
Chief Executive Officer

Allister J. McPherson
Executive Vice President

Jack C. Wright
Vice President

Credit Risk Management

Donald C. Kemp
Senior Vice President

Chris H. Fowler
Senior Assistant Vice President

Wally N. Streit
Senior Assistant Vice President

Brad C. Crilly
Assistant Vice President

Dennis M. Crough
Assistant Vice President,
Industrial Credit

Richard R. Gilpin
Assistant Vice President

A. Wayne MacInnes
Assistant Vice President

Corporate & Strategic Operations

William J. Addington
Executive Vice President

Erwin Granson
Assistant Vice President,
Asset Management

Richard N. Hallson
Assistant Vice President,
Corporate Lending

Treasury & Operations

Ricki L. Moffat
Senior Assistant Vice President,
Treasury and Agent Administration

Michael Vos
Senior Assistant Vice President,
Systems

M. Wayne Bond
Assistant Vice President,
Corporate Administration

Roger J. Pogue
Assistant Vice President,
Operations

Finance

Tracey C. Ball, C.A.
Senior Vice President and
Chief Financial Officer

Diane M. Davies, C.A.
Senior Assistant Vice President
and Chief Accountant

Carolyn J. Graham, C.A.
Assistant Vice President

Human Resources

Uve Knaak
Senior Assistant Vice President

Internal Audit

David R. Gillespie
Vice President and Chief Inspector

Blair R. Himmelreich
Assistant Vice President

Marketing and Product Development

David R. Pogue
Vice President

Peter K. Morrison
Assistant Vice President,
Sales and Product Development

Commercial Banking Prairie Region

S. Wayne Bamford
Vice President
and Regional Manager

Michael N. Halliwell
Senior Assistant Vice President
Main Branch, Calgary

Gus W. Itzek
Senior Assistant Vice President,
Energy Lending
Main Branch, Calgary

Robert H. Bean
Assistant Vice President
Winnipeg

M.G. (Glen) Eastwood
Assistant Vice President
Calgary Northeast

J. Richard Ferris
Assistant Vice President
Foothills Branch, Calgary

Doug A. Finnie
Assistant Vice President
Saskatoon

Donald P. Grummett
Assistant Vice President
Lethbridge

Ken R. MacDonald
Assistant Vice President
Regina

Donald J. Odell
Assistant Vice President
Red Deer

Walter Schmidt
Assistant Vice President
Winnipeg

Al Steingart
Assistant Vice President
Chinook Station, Calgary

Commercial Banking Northern Alberta Region

William A. Book
Vice President
and Regional Manager

L.W. (Les) Shore
Senior Assistant Vice President
Main Branch, Edmonton

Ken Arndt
Assistant Vice President
South Edmonton Common

Ron S. Baker
Assistant Vice President
West Point, Edmonton

Gary L. Comber
Assistant Vice President,
Real Estate Lending
Main Branch, Edmonton

Roger J. Delveaux
Assistant Vice President
Main Branch, Edmonton

Wayne C. Dosman
Assistant Vice President
South Edmonton Common

Robert Inkpen
Assistant Vice President,
Real Estate Lending
Main Branch, Edmonton

Heinz H. Kleist
Assistant Vice President
Southside Branch, Edmonton

Gary R. Mitchell
Assistant Vice President
103rd Street, Edmonton

Jake G. Muntain
Assistant Vice President
103rd Street, Edmonton

Garnett J. Way
Assistant Vice President,
Real Estate Lending
Main Branch, Edmonton

Commercial Banking British Columbia Region

Rod W. Sorbo
Vice President
and Regional Manager

Serge Biln
Senior Assistant Vice President
Park Place, Vancouver

Robert G.P. Berzins
Assistant Vice President
Granville & 13th, Vancouver

Russ M. Burke
Assistant Vice President
Nanaimo

Bob Duffield
Assistant Vice President
Park Place, Vancouver

Ian G. Graham
Assistant Vice President
Kelowna

Mark R.C. Ireton
Assistant Vice President
Park Place, Vancouver

Gerald W. Laliberte
Assistant Vice President
Victoria

Craig Martin
Assistant Vice President
Langley

Dave McCosh
Assistant Vice President
Coquitlam

Real Estate Lending Vancouver

Raymond L. Young
Vice President

Robert E. Wigmore
Senior Assistant Vice President

W. Bruce Gibbard
Assistant Vice President

Industrial Lending and Leasing

Donald C. Watson
Vice President

James O. Burke
Senior Assistant Vice President
and District Manager
Foothills Branch, Calgary

Dean G. Cudmore
Assistant Vice President
Coquitlam

Michael J. Docherty
Assistant Vice President
Foothills Branch, Calgary

James S. Kitchin
Assistant Vice President
Kelowna Industrial Centre

Taras D. Luciw
Assistant Vice President
West Point, Edmonton

Keith C. MacLellan
Assistant Vice President
Grande Prairie

David B. Subject
Assistant Vice President
Nanaimo

John Van Boeyen
Assistant Vice President
Coquitlam

Canadian Western Trust Company Vancouver

Adrian M. Baker
Vice President
and General Manager

Mario V. Furlan
Assistant Vice President,
Real Estate Lending

Patrick F. Rennison
Assistant Vice President,
Real Estate Lending

Ombudsman

R. Graham Gilbert

Board of Directors

Canadian Western Bank & Trust

Charles R. Allard
President
Rosedale Meadows Development Inc.
Edmonton, Alberta

Albrecht W. A. Bellstedt, Q.C.
Executive Vice President
Law and General Counsel
TransCanada PipeLines
Calgary, Alberta

Jack C. Donald
Board Chairman
Parkland Properties Ltd.
Red Deer, Alberta

Jordan L. Golding
Corporate Director and Consultant
Retired Partner
KPMG
Boston, Massachusetts, USA

Allan W. Jackson
President
ARCI Ltd.
Calgary, Alberta

Wendy A. Leaney
President
Wyoming Associates Ltd.
Toronto, Ontario

Robert A. Manning
President
Cathton Holdings Ltd.
Edmonton, Alberta

Gerald A.B. McGavin, F.C.A., C.M.
President
McGavin Properties Inc.
Vancouver, British Columbia

Howard E. Pechet
President
Mayfield Consulting Inc.
La Jolla, California, USA

Robert L. Phillips
Group President & CEO
BCR Group of Companies
North Vancouver, British Columbia

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank & Trust
Edmonton, Alberta

Alan M. Rowe, C.A.
Senior Vice President,
Chief Financial Officer and
Corporate Secretary
Crown Life Insurance Company
Regina, Saskatchewan

Arnold J. Shell
President
Arnold J. Shell Consulting Inc.
Calgary, Alberta

Directors Emeritus

John Goldberg
Arthur G. Hiller
Peter M.S. Longcroft
Dr. Maurice W. Nicholson
Alma M. McConnell
Eugene I. Pechet
Dr. Maurice M. Pechet
Fred Sparrow

Shareholder Information

Canadian Western Bank & Trust Head Office
Suite 2300,
Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol:
CWB.DB.A

Transfer Agent and Registrar Mailing Address
Computershare Trust Company
of Canada
Suite 970, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3N6
Telephone: (780) 448-7598
Fax: (780) 426-4032

Corporate Secretary
Charles R. Allard
Rosedale Meadows Development Inc.
Edmonton, Alberta

Inquiries From Shareholders
Any notification regarding change of address or change in registration of shares should be directed to the Transfer Agent. Any inquiries other than change of address or change in registration may be directed to the President and Chief Executive Officer.

Annual Meeting
The annual meeting of the common shareholders of Canadian Western Bank will be held on March 6, 2003 at The Westin (Manitoba Room), 10135 - 100th Street, Edmonton, Alberta at 2:00 p.m. (MST).

Investor Relations
For further financial information call Jon Kieran at
Hume, Kieran Inc.
Telephone: (416) 868-1079
Fax: (416) 868-6198
or visit our website at
www.cwbank.com/investor_info.

Branch Offices

Alberta

Edmonton

Edmonton Main
11350 Jasper Avenue
Edmonton, Alberta T5K 0L8
Telephone: (780) 424-4846
Branch Manager - Les Shore

103rd Street
Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3N6
Telephone: (780) 423-8801
Branch Manager -
Jake Muntain

South Edmonton Common
2142 - 99 Street
Edmonton, Alberta T6N 1L2
Telephone: (780) 988-8607
Branch Manager -
Wayne Dosman

Southside
7933 - 104 Street
Edmonton, Alberta T6E 4C9
Telephone: (780) 433-4286
Branch Manager - Heinz Kleist

West Point
17603 - 100 Avenue
Edmonton, Alberta T5S 2M1
Telephone: (780) 484-7407
Branch Manager - Ron Baker

RSP Administration/ Agent Processing Centre
Suite 2200, 10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Branch Manager -
Lina Langford

Calgary

Calgary Main
606 - 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 262-8700
Branch Manager -
Michael Halliwell

Calgary Northeast
2810 - 32nd Avenue N.E.
Calgary, Alberta T1Y 5J4
Telephone: (403) 250-8838
Branch Manager -
Glen Eastwood

Chinook Station
6606 MacLeod Trail S.W.
Calgary, Alberta T2H 0K6
Telephone: (403) 252-2299
Branch Manager - Al Steingart

Foothills
6127 Barlow Trail S.E.
Calgary, Alberta T2C 4W8
Telephone: (403) 269-9882
Branch Manager - Rick Ferris

Red Deer

5013 - 49 Avenue
Red Deer, Alberta T4N 3X1
Telephone: (403) 341-4000
Branch Manager - Don Odell

Lethbridge

744 - 4th Avenue South
Lethbridge, Alberta T1J 0N8
Telephone: (403) 328-9199
Branch Manager -
Donald Grummett

Grande Prairie

Industrial Lending Centre
5th Floor, 214 Place
9909 - 102 Street
Grande Prairie, Alberta
T8V 2V4
Telephone: (780) 831-1888
Branch Manager -
Keith MacLellan

British Columbia

Vancouver

Regional Office
22nd Floor, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 669-0081
Regional Manager – Rod Sorbo

Granville & 13th
2899 Granville Street
Vancouver, B.C. V6H 3J4
Telephone: (604) 730-8818
Branch Manager - Rob Berzins

Park Place
666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 688-8711
Branch Manager - Serge Biln

RSP Administration/ Agent Processing Centre
22nd Floor, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 443-5175
Toll free: 1-800-663-1000
Branch Manager -
Huguette Holmes

Coquitlam

101 Schoolhouse Street
Coquitlam, B.C. V3K 4X8
Telephone: (604) 540-8829
Branch Manager -
David McCosh

Courtenay

470 Puntledge Road
Courtenay, B.C. V9N 3R1
Telephone: (250) 334-8888
Branch Manager - Alan Dafoe

Kelowna

Kelowna
1674 Bertram Street
Kelowna, B.C. V1Y 9G4
Telephone: (250) 862-8008
Branch Manager - Ian Graham

Kelowna Industrial Centre
#101 - 1505 Harvey Avenue
Kelowna, B.C. V1Y 6G1
Telephone: (250) 860-0088
Branch Manager -
James Kitchin

Cranbrook Satellite Office
2009 - 5th Street South
Cranbrook, B.C. V1C 1K6
Telephone: (250) 426-1140
Account Manager -
Mike Eckersley

Langley

19915 - 64th Avenue
Langley, B.C. V2Y 1G9
Telephone: (604) 539-5088
Branch Manager - Craig Martin

Nanaimo

6475 Metral Drive
Nanaimo, B.C. V9T 2L9
Telephone: (250) 390-0088
Branch Manager - Russ Burke

Surrey

Strawberry Hill
7548 - 120 Street
Surrey, B.C. V3W 3N1
Telephone: (604) 591-1898
Branch Manager -
Richard Howard

Victoria

1201 Douglas Street
Victoria, B.C. V8W 2E6
Telephone: (250) 383-1206
Branch Manager -
Gerry Laliberte

Saskatchewan

Regina

1881 Scarth Street
McCallum Hill Centre II
Regina, Saskatchewan
S4P 4K9
Telephone: (306) 757-8888
Branch Manager -
Ken MacDonald

Saskatoon

244 - 2nd Avenue S.
Saskatoon, Saskatchewan
S7K 1K9
Telephone: (306) 477-8888
Branch Manager - Doug Finnie

Yorkton

#45, 277 Broadway Street E.
Yorkton, Saskatchewan
S3N 3G7
Telephone: (306) 782-1002
Branch Manager - Barb Apps

Manitoba

Winnipeg

234 Portage Avenue
Winnipeg, Manitoba R3C 0B1
Telephone: (204) 956-4669
Branch Manager - Robert Bean

Canadian Western Trust

British Columbia

Suite 2200, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 685-2081
Toll free: 1-800-663-1124

Alberta

2810 - 32nd Avenue N.E.
Calgary, Alberta T1Y 5J4
Telephone: (403) 291-5268
Toll free: 1-888-894-2331

Design and Production by Vision Design Communications. www.visiondc.com Photography by Roth & Ramberg Printing by Speedfast Color Press Inc. Printed in Canada














CANADIAN WESTERN BANK

Canadian Western Bank Place
Suite 2300, 10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
www.cwbank.com





CANADIAN WESTERN BANK

03 FEB -5 AM 7:21

January 22, 2003

Invitation to Shareholders

Please accept our personal invitation to join us at Canadian Western Bank's Annual Meeting, which convenes at 2:00 p.m. (mountain standard time) on Thursday, March 6, 2003 at The Westin (Manitoba Room) in Edmonton, Alberta.

The Annual Meeting presents an opportunity for you to meet and ask questions of the Board of Directors and the senior leadership team. You will also receive a first-hand account of our performance in 2002 as well as hear about our go-forward strategy.

At the Meeting we will also be voting on a number of important matters as set out in the Management Proxy Circular. We encourage you to exercise your vote, either in person at the Meeting or by completing and sending in your proxy.

Sincerely,

Larry M. Pollock
President &
Chief Executive Officer

Jack C. Donald
Chairman of the Board

THIS IS EXHIBIT " B " AS REFERRED TO IN THE ENCLOSED AFFIDAVIT.

COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA

CAROL KINMOND
A Commissioner for Oaths
in and for the Province of Alberta
My Commission Expires May 11, 2003.

NOTICE
OF
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

The 2003 Annual and Special Meeting of Shareholders of Canadian Western Bank will be held at The Westin (Manitoba Room), 10135 – 100th Street, Edmonton, Alberta, on Thursday, the **6th day of March, 2003**, at 2:00 p.m. (mountain standard time) for the purposes of:

1. receiving the financial statements for the year ended October 31, 2002, and the auditors report on those statements;

2. appointing auditors for 2003;

3. considering, and if thought fit, approving an amendment to the existing share incentive plan to increase the number of authorized shares under the plan;

4. electing directors for 2003; and

5. transacting such other business as may be properly brought before the meeting.

If you cannot attend the meeting in person please complete and sign the enclosed proxy form and return it in the postage prepaid envelope provided or fax it to (403) 267-6529. For your vote to be recorded, your proxy must be received by the Bank's transfer agent, Computershare Trust Company of Canada , by facsimile or at one of the following offices: Suite 970 Canadian Western Bank Place, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3N6, or 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, or by the Secretary of the Bank at Suite 2300, 10303 - Jasper Avenue, Edmonton, Alberta, T5J 3X6, not later than 2:00 p.m. (mountain standard time) on **March 4, 2003**.

By order of the
Board of Directors

(signed) C. R. Allard
Secretary

Edmonton, Alberta
December 5, 2002

CANADIAN WESTERN BANK

MANAGEMENT PROXY CIRCULAR

All information is as of January 8, 2003, unless otherwise indicated.

1. SOLICITATION OF PROXIES

THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION **BY MANAGEMENT OF CANADIAN WESTERN BANK** (THE "BANK") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE BANK TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail. The cost of solicitation will be borne by the Bank.

2. APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are directors or officers of the Bank. **SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON OR PERSONS (WHO NEED NOT BE SHAREHOLDERS OF THE BANK) OTHER THAN THE NOMINEES DESIGNATED IN THE FORM OF PROXY TO ATTEND AND ACT FOR THEM AT THE MEETING.** SHAREHOLDERS MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND BY STRIKING OUT THE NAMES OF THE NOMINEES DESIGNATED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY.

Proxies must be deposited with C.R. Allard, the Secretary of the Bank, Suite 2300, 10303 - Jasper Avenue, Edmonton, Alberta, T5J 3X6, or at one of the following offices of Computershare Trust Company of Canada : Suite 970 Canadian Western Bank Place, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3N6, or 6th Floor, 530 - 8th Avenue, S.W., Calgary, Alberta, T2P 3S8, not later than 2:00 p.m. (mountain standard time) on March 4, 2003.

3. REVOCATION OF PROXIES

A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof. A shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by him or by his attorney, authorized in writing, at the head office of the Bank at any time up to and including the last business day preceding the day of the meeting or an adjournment thereof at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or an adjournment thereof, or in any other manner permitted by law.

4. EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies will be voted or withheld from voting by nominees designated in the proxies as specified therein. In the event that no specifications are made in the proxies, the shares represented by the proxies will be voted by the nominees designated in the proxies for the appointment of auditors, for the amendment to the share incentive plan and for the election of directors.

No matter is expected to come before the meeting other than the matters referred to in the Notice of Meeting. However, if any such matters which are not now known to management properly come before the meeting (or amendments or variations to matters identified in the Notice of Meeting), the proxies will be voted on such matters in accordance with the best judgment of the person or persons voting the proxies.

5. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof there are outstanding 12,697,050 fully paid and non-assessable common shares in the capital of the Bank having no par value.

Subject to the Bank Act each shareholder has one vote for each share held by him at the close of business on January 16, 2003, except to the extent that the shareholder has transferred the ownership of any of his shares after January 16, 2003, and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, **not later than 10 days before the meeting**, that his name be included in the list of shareholders before the meeting in which case the transferee, subject to the Bank Act, shall be entitled to vote his shares at the meeting.

To the knowledge of the directors and officers of the Bank, as of the date hereof, no person owns or exercises control or direction over shares carrying more than 10% of the votes attached to the outstanding shares of the Bank.

6. RESTRICTIONS

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. These restrictions may be summarized as follows:

(a) Constraints on ownership -- No person, or persons acting jointly in concert, shall, without the approval of the Minister of Finance, purchase or otherwise acquire any share of the Bank or purchase or otherwise acquire control of any entity that holds any shares of the Bank if the acquisition would cause the person to have a significant interest in any class of shares of the Bank or would increase an existing significant interest of a person in that class of shares. A significant interest would occur where the aggregate shares of the Bank beneficially owned by a person, by entities controlled by that person and by any person associated or acting jointly in concert with that person exceed 10% of all of the outstanding shares of the Bank.

(b) Shares held by governments -- No person is permitted to vote in person or by proxy any shares of the Bank held by such person in the right of or for the use or benefit of:

(i) Her Majesty in right of Canada or of a province or an agency of Her Majesty in either of those rights; or

(ii) the government of a foreign country or any political subdivision thereof or any agency thereof.

The foregoing is a summary only of certain provisions of the Bank Act. Please contact the Secretary of the Bank if assistance is required.

Every question brought before the meeting shall be determined by a majority of the votes cast on the question.

7. SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD

During the period from November 1, 2001 to October 31, 2002 the Board of Directors held 6 meetings, the Conduct Review Committee held 2 meetings, the Audit Committee held 4 meetings, the Corporate Governance & Human Resources Committee held 4 meetings, and the Loans Committee held 29 meetings. In all, there were 6 board meetings and 39 committee meetings.

A summary of the record of attendance of directors at each meeting of directors and at each committee meeting held during the year ended October 31, 2002, is annexed hereto as Appendix "A", as required by the Bank Act.

8. FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements of the Bank for the year ended October 31, 2002 and the auditors' report to the shareholders of the Bank will be presented at the meeting.

9. APPOINTMENT OF AUDITORS

The directors and management of the Bank propose that the firm Deloitte & Touche LLP Chartered Accountants be reappointed auditors of the Bank to hold office until the next ensuing annual meeting of shareholders of the Bank. Deloitte & Touche LLP (or predecessor firm) have served continuously as auditors of the Bank since 1984.

10. SHARE INCENTIVE PLAN

The Bank has established a Share Incentive Plan (the "Plan") and an Option Plan to provide an incentive and reward to officers and employees of the Bank and its subsidiaries who are in a position to contribute materially to the successful operation of the Bank. Pursuant to these plans, the exercise price of an option must not be less than the weighted average trading price of the Bank's common shares for the four consecutive trading days preceding the date of grant and the day of the grant and the term of the option may not be more than 10 years from the date of the grant, subject to early termination in the event of termination of employment. Options vest according to dates established by the Corporate Governance & Human Resources Committee but the committee may, in its sole discretion, accelerate the time at which any option may be exercised in whole or in part.

These plans, as at January 8, 2003, had 1,130,171 shares authorized for issuance pursuant to options, prior to the amendments proposed below, representing 8.9% of the outstanding common shares. Of the amount authorized, options exercisable into 1,110,672 shares are issued and outstanding, becoming exercisable on a staggered basis and all expire within 10 years from the date of grant.

On December 5, 2002, the Board approved amendments to the Plan, subject to shareholder and Toronto Stock Exchange ("TSX") approval, which will collectively permit the issuance of options to purchase an additional 105,000 common shares respectively under the Plan. If the amendments are approved, the number of shares issuable under both plans would be equal to 1,235,171 shares or approximately 9.7% of the outstanding common shares of the Bank.

The TSX requires that a share incentive plan be affirmed by the affirmative vote of at least one-half of the votes cast by the holders of the Bank's common shares, excluding votes attaching to the Bank's common shares beneficially owned by insiders to whom the Bank's common shares may be issued pursuant to a share incentive plan and associates of these insiders. To the best of the Bank's knowledge, 0.4% of the common shares are held by such insiders and their associates and will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained. Accordingly, shareholders will be asked at the meeting to approve a resolution to amend the Plan to increase the authorized number of common shares issuable under the Plan by 105,000 common shares.

11. ELECTION OF DIRECTORS

Management of the Bank proposes to nominate the persons named below for election as directors of the Bank, to hold office until the close of the first annual meeting following their election.

Nominee, municipality of residence and principal occupation	Positions and Offices held with the Bank	Director since	Number of shares beneficially owned, controlled or directed (1)
†† CHARLES R. ALLARD Edmonton, Alberta President, Rosedale Meadows Development Inc. (real estate development company)	Director, Secretary	June 6, 1986	893,513 (2)
†† ALBRECHT W.A. BELLSTEDT, Q.C. Calgary, Alberta Executive Vice President, Law & General Counsel TransCanada PipeLines Limited (north american energy services company)	Director	March 9, 1995	3,300

	Nominee, municipality of residence and principal occupation	Positions and Offices held with the Bank	Director since	Number of shares beneficially owned, controlled or directed [(1)]
	JACK C. DONALD Red Deer, Alberta Board Chairman, Parkland Properties Ltd. (refining and marketing oil company)	Director, Chairman of the Board	March 22, 1984	25,000
††	ALLAN W. JACKSON Calgary, Alberta President, ARCI Ltd. (real estate development company)	Director	March 22, 1984	28,500
†	WENDY A. LEANEY Toronto, Ontario President, Wyoming Associates Ltd. (general investment holding company)	Director	March 8, 2001	1,500
†	ROBERT A. MANNING Edmonton, Alberta President, Cathton Holdings Ltd. (general investment holding company)	Director	January 31, 1986	901,700[(2)]
†	GERALD A.B. McGAVIN Vancouver, British Columbia President, McGavin Properties Ltd. (commercial property investment company)	Director	January 27, 1989	6,600
	HOWARD E. PECHET La Jolla, California, U.S.A. President, Mayfield Consulting Inc. (general investment holding company)	Director	March 22, 1984	129,000[(3)]
	ROBERT L. PHILLIPS Vancouver, British Columbia Group President and Chief Executive Officer, BCR Group of Companies (Crown Corporation providing integrated transportation services in B.C.)	Director	March 8, 2001	2,000
	LARRY M. POLLOCK Edmonton, Alberta President and Chief Executive Officer, Canadian Western Bank	Director, President & Chief Executive Officer	January 26, 1990	13,897
†	ALAN M. ROWE Regina, Saskatchewan Senior Vice President, Chief Financial Officer and Corporate Secretary, Crown Life Insurance Company	Director	July 1, 1996	3,000
††	ARNOLD J. SHELL Calgary, Alberta President, Arnold J. Shell Consulting Inc.	Director	December 9, 1997	2,000

(1) The information as to shares owned or over which control or direction is exercised is as at January 8, 2003 and has been provided by the respective nominees.

(2) Of the amounts for Mr. Allard and Mr. Manning, 892,500 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

(3) Of the amount, 10,000 shares are beneficially owned by a trust, of which Mr. Pechet is a trustee but has no beneficial ownership.

† member of the Audit Committee
†† member of the Conduct Review Committee

All of the above individuals are currently directors and were elected by the shareholders at the previous annual general meeting. In addition, these individuals hold the same positions with the Bank's wholly-owned subsidiary, Canadian Western Trust Company.

Mr. Jordan L. Golding, a director since 1989, is not standing for re-election, having reached the mandatory retirement age.

Under the Bank Act, the Bank is required to have an Audit Committee and a Conduct Review Committee. In addition, the Bank has a Loans Committee and a Corporate Governance & Human Resources Committee.

12. SHAREHOLDER PROPOSALS

There were no shareholder proposals submitted for consideration at this Annual Meeting. The final date for submitting shareholder proposals to the Bank for the 2004 Annual Meeting is November 21, 2003.

13. EXECUTIVE COMPENSATION

The following table summarizes the aggregate compensation paid or payable by the Bank in respect of the Bank's last three completed financial years to the Chief Executive Officer ("CEO") of the Bank and to the next four most highly paid executive officers whose salary and bonus received (or to be received) in respect of the fiscal year ended October 31, 2002 was greater than $100,000.

Summary Compensation Table

Name and Position	Annual Compensation				Long Term Compensation	All Other Compensation[2] ($)
	Year	Salary ($)	Bonus ($)	Other[1] ($)	Stock Options Granted (#)	
Larry M. Pollock President & Chief Executive Officer	2002	332,500	300,000	-	12,356	66,354
	2001	315,000	378,000	-	33,445	61,849
	2000	294,730	353,676	-	-	52,728
Allister J. McPherson Executive Vice President	2002	182,813	100,845	-	6,000	22,586
	2001	171,250	108,000	-	26,200	19,541
	2000	129,892	45,500	-	-	11,525
William J. Addington Executive Vice President	2002	166,750	92,340	495	6,000	20,625
	2001	144,333	54,600	1,966	12,700	16,957
	2000	132,208	46,300	1,954	-	11,819
Tracey C. Ball Senior Vice President & Chief Financial Officer	2002	163,458	58,600	-	4,000	20,031
	2001	140,417	54,250	-	12,700	16,017
	2000	124,167	43,500	-	-	10,900
Donald C. Kemp Senior Vice President, Credit Risk Management	2002	143,625	46,400	-	4,000	17,645
	2001	126,250	42,280	-	10,200	14,595
	2000	110,842	33,300	-	-	9,672

(1) The value of perquisites and benefits for each named executive officer does not exceed the lesser of $50,000 and 10% of the total annual salary and bonus. The amounts quoted in this column represent the taxable benefits on employee loans during the Bank's fiscal year.

(2) The amount reported respecting Mr. Pollock is a Bank contribution to the Employee Share Purchase Plan ("ESPP") and the payment of 15% of salary into a retirement vehicle or other program established by him for this purpose. The amounts reported respecting the remaining four named officers include both Bank contributions to the ESPP and Bank contributions to the individual's Registered Retirement Savings Plan ("RRSP") pursuant to the Bank's Group RRSP Plan. Both of these plans are described below.

Employee Share Purchase Plan ("ESPP")

All full-time permanent employees of the Bank are eligible to participate in the ESPP. The ESPP allows eligible employees to contribute a percentage of their salary to the plan at a rate dependent upon tenure and/or classification (refer to the following chart). As indicated in the chart, for every $1.00 contributed by the employee the Bank will contribute $0.50 towards the purchase of the Bank's common shares in the open market (on the TSX). The shares purchased from the Bank's contributions vest after the end of each calendar year at which time all the shares purchased under the ESPP are distributed to each participating employee.

Tenure/Classification	Employee	Bank
0 - 4 years	Up to 6% of Salary	Up to 3% of Salary
5 - 10 years	Up to 8% of Salary	Up to 4% of Salary
11 years plus or Level 14* and above	Up to 10% of Salary	Up to 5% of Salary

* officers at the level of Senior Assistant Vice President and above.

Group Registered Retirement Savings Plan ("Group RRSP")

All full-time permanent employees of the Bank are eligible to participate in a Group RRSP. The Bank contributes a percentage of salary for all staff (excluding the CEO) at the rates set out in the following chart. The Bank's contributions are immediately 100% vested in the employee's RRSP.

Tenure/Classification	Non-Contributory	Matching
0 - 4 years	1.5%	3.0%
5 - 10 years	2.5%	4.0%
11 years plus or Level 14* and above	3.0%	4.5%

* officers at the level of Senior Assistant Vice President and above (excluding the CEO).

The Bank has established an individual defined benefit pension plan for the CEO which is described under the heading "Pension Plan". In accordance with existing arrangements the Bank pays 15% of salary into retirement vehicles or other programs established by the CEO for this purpose.

Stock Option Plans

The following table shows information concerning grants of stock options under the Bank's stock option plans during the financial year ended October 31, 2002 to each of the executive officers named in the Summary Compensation Table.

Stock Option Table

Name	Stock Options Granted (#)	Percentage of Total Stock Options Granted in 2002 (%)	Exercise Price[1] ($/Security)	Market Value[2] of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date of Final Stock Options Segment Granted
Larry M. Pollock	12,356	7.73	26.91	26.44	May 31, 2006
Allister J. McPherson	6,000	3.75	26.70	26.75	November 30, 2006
William J. Addington	6,000	3.75	26.77	26.79	May 31, 2007
Tracey C. Ball	4,000	2.50	26.77	26.79	May 31, 2007
Donald C. Kemp	4,000	2.50	26.77	26.79	May 31, 2007

(1) The exercise price is the average of the average daily trading price for the four days preceding the date of the grant and date of the grant.
(2) Value represents average daily trading price on date of grant.

The following table shows the allocation of all of the options granted during the financial year ended October 31, 2002 and the dates the options were granted:

Allocation of Share Options

Category	Date of Grant[1]	Number of Options(#)	Exercise Price ($)
Senior Officer (1)	November 1, 2001	12,356	26.91
Senior Officers (3)	December 5, 2001	14,000	26.77
Employees (5)	December 5, 2001	11,300	26.77
Senior Officers (9)	December 6, 2001	25,000	26.70
Employees (86)	December 6, 2001	78,150	26.70
Senior Officer (1)	March 6, 2002	7,500	28.23
Employee (1)	March 6, 2002	2,000	28.23
Senior Officer (1)	June 3, 2002	7,500	27.38
Employee (1)	September 4, 2002	2,000	23.81

(1) All of the options expire on a staggered basis no longer than six (6) years from the date of grant.

During the financial year ended October 31, 2002, senior officers and employees of the Bank exercised options to purchase 99,024 common shares of the Bank. The number of shares issued on exercise of options and the price per share were as follows:

Number of Shares	Exercise Price $
11,875	8.73
46,749	10.25
17,000	12.93
21,300	19.11
2,100	24.79

The ranges of common share trading prices on the TSX from October 1, 2001 to October 31, 2002 were as follows:

October 1, 2001 to December 31, 2001 - $26.11 to $28.51
January 1, 2002 to March 31, 2002- $27.10 to $29.50
April 1, 2002 to June 30, 2002 - $25.26 to $28.05
July 1, 2002 to September 30, 2002 - $22.75 to $26.25
October 1, 2002 to October 31, 2002 - $23.25 to $26.30

The following table shows the number of shares issued resulting from the exercise of options during the financial year ended October 31, 2002 and the total number of shares issuable on the exercise of options which have been granted to each executive officer named in the Summary Compensation Table and are outstanding as at the end of the financial year.

Aggregate Options Exercised During the 2002 Financial Year ("FY") and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at FY-End (#)		Value of Unexercised in-the-Money Options at FY-End[2] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Larry M. Pollock	10,000	177,100	106,902	39,356	1,279,466	49,140
Allister J. McPherson	0	0	42,221	28,000	385,203	25,420
William J. Addington	5,607	86,390	36,724	19,000	456,240	21,060
Tracey C. Ball	3,098	60,023	25,858	16,750	297,595	19,305
Donald C. Kemp	200	3,214	18,540	14,750	206,542	19,305

(1) Aggregate value realized was calculated using the average weighted trading price on the date exercised less the exercise price.

(2) Values of unexercised in-the-money options at FY-End was calculated using the average weighted trading price at FY-End less the exercise price.

Pension Plan

The Bank has established a defined benefit pension plan for the CEO. The following table shows the estimated annual benefits payable upon the CEO's retirement based on specific categories of average fixed compensation and years of service.

Pension Plan Table

Remuneration ($)	Pension Amount by Years of Service ($)				
	15	20	25	30	35
250,000	$25,833	$34,444	$43,056	$51,667	$60,278
300,000	$25,833	$34,444	$43,056	$51,667	$60,278
350,000	$25,833	$34,444	$43,056	$51,667	$60,278
400,000	$25,833	$34,444	$43,056	$51,667	$60,278
450,000	$25,833	$34,444	$43,056	$51,667	$60,278

The individual pension plan provides a benefit of 2% of the three year final average base salary for each year of credited service, subject to the Canada Customs and Revenue Agency maximum of $1,722.22 for each year of credited service. Since January 1, 1996, the CEO has had his credited service frozen at 27.6 years.

Termination of Employment Agreement of the CEO

The CEO has an agreement with the Bank that if his employment is terminated, or if the Bank is sold, merged or liquidated or if its normal operations are changed in such a manner as to eliminate the CEO or the position, then the Bank will pay the CEO a termination and compensation settlement equal to twice the product obtained by averaging the two most recent full years of total compensation immediately prior to termination while employed with the Bank. The total compensation includes all bonuses, benefits, allowances and incentives but excludes any options granted as they are governed by a specific contractual agreement. This agreement provides, in the event of the aforementioned changes, that all options become exercisable on the date of termination and expire two years after that date. Alternatively, at the discretion of the CEO, the options will be redeemed by the Bank at a price as calculated at the average price for the four trading days prior to the date of termination plus the termination date.

Retiring Allowance Agreement of the CEO

The Bank has entered into a retiring allowance arrangement with the CEO which pays a certain number of months salary depending on age at retirement. If the CEO retires at ages 56, 57, 58, 59 or 60 and over, he will receive 6, 9, 12, 15, or 18 months of salary, respectively. Partial years will be prorated and payment would not begin until the earlier of retirement date or age 65.

Composition of Corporate Governance & Human Resources Committee

The Corporate Governance & Human Resources Committee of the Board of Directors (the "Committee") is composed of no less than five directors who are neither officers nor former officers of the Bank. The Committee is charged with the periodic (no less than annual) review of the Bank's overall compensation structure and the establishment of appropriate levels of compensation of the executive management of the Bank.

Report on Executive Compensation

The compensation arrangements for executive positions are designed to provide a competitive level of compensation relative to comparative positions in the market place. A comparator group is developed by identifying companies, primarily within our market, of similar size considering asset size, number of staff, and revenue. The specific positions are then compared to ensure similar scope and level of responsibilities. Consultants are engaged regularly to source this information and to review the Bank's position.

The three components of the Total Cash Compensation are intended to:

1. retain competent motivated individuals at all levels
2. relate the financial success of the employee with shareholder interests
3. allow the individuals to share in the success of the Bank

A. Base Salary

The goal of the committee is to ensure a fair base salary relative to a comparator group, but to allow significant room for both Short-term and Long-term performance incentives arriving at a total cash compensation level of between the 50th and 75th percentile of the comparator group.

B. Short-Term Incentive

With the Board's approval and in consideration of a report received from external compensation consultants, the committee established a bonus program for the executive management (officers at the level of Senior Assistant Vice President or higher, but not including the CEO). The program recognizes the achievement of individual performance goals but is primarily reflective of the Bank's annual results relative to budget. For these officers, the range of bonus opportunity for the 2002 fiscal year was to a maximum of 60% of annual base salary, with the actual percentage potential determined by seniority. The more senior the position the greater the "at risk" component of total compensation.

The Short-term Incentive program for the CEO is tied directly to the Bank's financial results and is calculated based on a number of weighted performance measurements relative to budget. These measurements include return on equity, weighted at 25% and leadership, weighted at 15%. Loan growth, efficiency ratio, credit losses, non-interest expenses and investor relations are considered at a weighting of 10% each. Additional financial measurements, weighted at a total of 10%, include: net income; earnings per share; return on assets; deposit growth and revenue growth. It is expected that a bonus, equivalent to 100% of salary, is paid if all targets are met. An additional 25% of annual salary is possible in the case of better than budgeted results, considering the same criteria. The maximum payment under this program is 125% of annual base salary. After reviewing the financial results the committee also considers extraordinary circumstances which may have contributed to the results, subsequent to the setting of the targets (eg. September 11, 2001 and resulting business impact). Possible offsets, such as a positive variance in the efficiency ratio, versus an unfavourable variance in non-interest expenses, are also considered. This year's numerical calculation resulted in a bonus of 90% of base salary.

C. Long-Term Incentive

The Long-term Incentive program is designed to motivate officers and employees to improve the Bank's longer-term financial success (measured in terms of shareholder wealth). These goals are addressed through share incentive plans.

As at October 31, 2002, these plans authorized the issuance of options exercisable into 1,167,849 common shares, of which 1,129,815 were issued and outstanding. These options become exercisable and expire on a staggered basis. Current grants issued are exercisable three years from date of grant and expire within six years from date of grant.

The CEO receives annual grants of not less than the equivalent of one year's salary (based on the average daily trading price of the shares for the four days preceding November 1st plus November 1st). The remainder of the senior management group are granted options based on seniority and individual performance.

The committee has determined to limit the number of options outstanding at a maximum of 10% of the outstanding common shares of the Bank.

Corporate Governance & Human Resources Committee
Canadian Western Bank
January 8, 2003

Jack Donald (Chairman)	Albrecht Bellstedt	Howard Pechet
Allan Jackson	Robert Manning	Robert Phillips

STOCK PERFORMANCE GRAPH

The following graph shows the cumulative return over five years of $100 invested in common shares of Canadian Western Bank ("CWB") at October 31, 1997 compared to the cumulative return of $100 invested in the S&P/TSX Composite Index and in the S&P/TSX Financial Services Index over the same period.



Cumulative Value of $100 Investment Assuming Reinvestment of Dividends
$160
$140
$120
$100
$80
$60
$40
$20
$-
Oct 31/97
Oct 31/98
Oct 31/99
Oct 31/00
Oct 31/01
Oct 31/02
CWB
S&P/TSX Composite
S&P/TSX Financial Services

	Oct 31/97	Oct 31/98	Oct 31/99	Oct 31/00	Oct 31/01	Oct 31/02
CWB	$ 100	$ 86	$ 89	$ 118	$ 136	$ 135
S&P/TSX Composite	$ 100	$ 92	$ 110	$ 147	$ 107	$ 99
S&P/TSX Financial Services	$ 100	$ 96	$ 102	$ 143	$ 141	$ 147

Compensation of Directors

Directors are compensated for their services as directors through a combination of annual retainers and meeting attendance fees. There were 13 directors at January 8, 2003 (12 outside, 1 management). Directors' compensation is paid only to outside directors.

During the financial year ended October 31, 2002, directors of the Bank and of its wholly-owned subsidiary, Canadian Western Trust Company ("CWT"), received an annual retainer of $12,000, a fee of $1,000 per board meeting attended and a fee of $1,000 per board committee meeting attended in their capacity as directors of both the Bank and CWT. Where two or more committee meetings were held on the same day, the second and subsequent meeting fees were reduced by 50 percent. The Chairman of the Board received additional annual compensation of $17,000 in his capacity as chairman of both the Bank's and CWT's board, and committee Chairs received annual retainers of $5,000. On the occasion when a director is requested to attend a meeting pertaining to business of the Bank, remuneration will be the same as if a committee meeting was attended. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings.

The aggregate of all amounts that may be paid each financial year to all directors as remuneration as directors cannot exceed $600,000. Total remuneration is included in the Nature of Remuneration Earned table that follows.

Directors' Shareholding Requirements

To ensure that directors' compensation is aligned with shareholders' interests, all outside directors are required to hold either directly or indirectly common shares of the Bank, or securities convertible into common shares of the Bank, equivalent to two times the annual retainer paid to directors, with shares to be valued at the date of purchase. Directors have two years from the date of initial appointment to comply. All directors are in compliance with this requirement.

Aggregate Remuneration to Directors and Executive Officers

As required by the Bank Act, the following table summarizes the aggregate remuneration paid or payable by the Bank and its subsidiaries in respect of the Bank's last completed financial year to the directors of the Bank in their capacity as directors of the Bank and its wholly-owned subsidiary, CWT, and to the executive officers of the Bank including the executives named in the Summary Compensation Table.

Nature of Remuneration Earned

	Directors' Fees ($)	Salaries & Bonuses ($)	Other[1] ($)	Total ($)
1. REMUNERATION OF DIRECTORS (a) Number of Directors: 12 (b) Corporation incurring the expense:				
Canadian Western Bank	300,001	NIL	NIL	300,001
Subsidiaries	149,999	NIL	NIL	149,999
2. REMUNERATION OF EXECUTIVE OFFICERS (a) Number of Officers: 13 (b) Corporation incurring the expense:				
Canadian Western Bank	NIL	2,886,368	262,438	3,148,806
TOTAL	450,000	2,886,368	262,438	3,598,806

(1) Other includes all taxable benefits.

14. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No directors are or were indebted to the Bank during the course of the financial year for any purpose. No executive officers or senior officers are, or have been, indebted to the Bank during the course of the financial year with respect to indebtedness entered into in connection with a purchase of securities of the Bank or any of its subsidiaries. There is no indebtedness to any subsidiaries of the Bank nor has the Bank or any of its subsidiaries issued any guarantees, support agreements, letters of credit or other similar arrangements to another entity in connection with indebtedness to that entity by any officer, director or employee or former officer, director or employee of the Bank or any of its subsidiaries.

The table below shows the aggregate non-routine indebtedness of directors, executive officers and senior officers of the Bank. Routine indebtedness is defined to include (i) loans of $25,000 or less to directors, executive officers and senior officers, that are made on terms no more favourable than the terms on which loans are made to employees generally; (ii) loans to directors, executive officers and senior officers who are full-time employees, which loans are fully secured by their residences and do not exceed annual salary in amount; and (iii) loans to directors or proposed nominees for election as a director if made on the same terms as available to other customers and involving no more than usual risks. The aggregate indebtedness (i.e. routine and non-routine) to the Bank, in amounts exceeding $25,000, of all officers, directors, employees and former officers, directors and employees was approximately $18,893,000 as at December 31, 2002. This includes employee residential mortgage loans of approximately $16,366,000.

Non-routine Indebtedness of Directors, Executive Officers and Senior Officers [1]

Name and Position	Involvement of Bank	Largest amount outstanding during 2002 financial year ($)	Amount outstanding as at December 31, 2002 ($)
William J. Addington Executive Vice President	Lender	184,545	171,650 [2]
Tracey C. Ball Senior Vice President & Chief Financial Officer	Lender	308,736	137,366 [3]
William A. Book Vice President & Regional Manager	Lender	219,303	201,948 [4]

(1) No Directors are or were indebted to the Bank during the course of the financial year. Executive Officers and Senior Officers of the Bank are in charge of principal business units and perform a policy making function of the Bank.
(2) Represents a mortgage loan with a 3 year term at a rate of 3%.
(3) Represents three lines of credit, all at the government prescribed rate.
(4) Represents a line of credit at the government prescribed rate, a demand loan with a 52 month term at a rate of 3%, and a mortgage loan with a 3 year term at a rate of 3.0%.

15. DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Bank has purchased at its expense group liability insurance in the amount of $50,000,000 for its protection and for the protection of its directors and officers. There is a deductible of $50,000 for each Bank loss but no deductible applicable to a loss relating to only one officer or director or the aggregate of all officers and directors.

16. CORPORATE GOVERNANCE

Under the rules of The Toronto Stock Exchange, the Bank is required to disclose information relating to its system of corporate governance. This disclosure is included in the Bank's 2002 Annual Report on pages 65 to 69.

17. DIRECTORS' APPROVAL

The Board of Directors has approved the contents of this Notice of Meeting and Management Proxy Circular and its sending to the shareholders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 8th day of January, 2003.

(signed) LARRY M. POLLOCK
PRESIDENT &
CHIEF EXECUTIVE OFFICER

(signed) TRACEY C. BALL, C.A.
SENIOR VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

APPENDIX "A"

SUMMARY OF RECORD OF ATTENDANCE OF DIRECTORS AT MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS FROM NOVEMBER 1, 2001 TO OCTOBER 31, 2002

		COMMITTEE MEETINGS ATTENDED			
Director's Name	**Board Meetings Attended 6 Meetings**	**Conduct Review Committee 2 Meetings**	**Audit Committee 4 Meetings**	**Loans Committee 29 Meetings**	**Corporate Governance & Human Resources Committee 4 Meetings**
Mr. Charles R. Allard Edmonton, Alberta	6	2		20	
Mr. Albrecht W.A. Bellstedt, Q.C. Calgary, Alberta	6	2			4
Mr. Jack C. Donald Red Deer, Alberta	6			16	4
Mr. Jordan L. Golding Boston, Massachusetts	6		4		
Mr. Allan W. Jackson Calgary, Alberta	6	2		25	4
Ms. Wendy A. Leaney Toronto, Ontario	6		4	22	
Mr. Robert A. Manning Edmonton, Alberta	6		4		4
Mr. Gerald A.B. McGavin Vancouver, British Columbia	6		4	18	
Mr. Howard E. Pechet La Jolla, California	4			17	3
Mr. Robert L. Phillips Vancouver, British Columbia	6			19	4
Mr. Larry M. Pollock Edmonton, Alberta	6			20	
Mr. Alan M. Rowe Regina, Saskatchewan	6		4		
Mr. Arnold J. Shell Calgary, Alberta	6	2		24	

Mr. Jordan L. Golding, having reached the mandatory retirement age, is not standing for re-election on March 6, 2003.

CANADIAN WESTERN BANK

PROXY FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON MARCH 6, 2003

The undersigned shareholder of Canadian Western Bank (the "Bank") appoints Jack C. Donald, or failing him, Larry M. Pollock, or, instead of either of the foregoing, ____________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Bank to be held on March 6, 2003, and at any adjournment thereof, with the same powers the undersigned would have if the undersigned was present at the meeting, or any adjournment thereof, with power of substitution, and without limiting the generality of the foregoing, the nominee is directed to vote or refrain from voting as specified below:

1. ☐ FOR the appointment of Deloitte & Touche LLP Chartered Accountants, as auditors of the Bank
   or
   ☐ WITHHOLD VOTE for such appointment

2. ☐ FOR the amendment to the Share Incentive Plan described in the Management Proxy Circular
   or
   ☐ AGAINST such amendment

3. ☐ FOR the election of directors set out in the Management Proxy Circular
   or
   ☐ WITHHOLD VOTE in such election

______________________________ ______________________________
Signature of shareholder or attorney duly authorized in writing Dated

If this proxy is not dated, it will be deemed to be dated January 22, 2003.

THIS IS EXHIBIT " C " AS REFERRED TO IN THE ENCLOSED AFFIDAVIT.

COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA

CAROL KINMOND
A Commissioner for Oaths
in and for the Province of Alberta
My Commission Expires May 11, 2003.

This proxy is deemed to confer discretionary authority on the proxyholder to vote as he sees fit in the event the shareholder granting this proxy fails to specify the manner in which his shares are to be voted. THE PROXYHOLDERS NAMED ON THIS FORM OF PROXY NOMINATED BY MANAGEMENT WILL, UNLESS INSTRUCTED OTHERWISE BY THE SHAREHOLDER GRANTING THIS PROXY, VOTE THIS PROXY IN FAVOUR OF THE APPOINTMENT OF AUDITORS, IN FAVOUR OF THE AMENDMENT TO THE SHARE INCENTIVE PLAN AND IN FAVOUR OF THE ELECTION OF THE DIRECTORS NAMED IN THE MANAGEMENT PROXY CIRCULAR. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for at the meeting, and if the shareholder specifies a choice in accordance with the means provided for in this proxy, the shares will be voted accordingly.

INSTRUCTIONS

If you are unable to attend the Annual and Special Meeting of Shareholders in person, kindly fill in and sign this form of proxy and return it in the envelope provided for that purpose.

1. THIS PROXY IS SOLICITED BY MANAGEMENT.

2. **If a shareholder wishes to be represented at the meeting by proxy, the proxy must be dated and executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized.**

3. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE BANK AND ENTITLED TO VOTE, AS HIS NOMINEE TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the other person or by completing another proper form of proxy.

CANADIAN WESTERN BANK

Proxy for use at the Annual and Special Meeting of Shareholders of Canadian Western Bank on March 6, 2003.